Form 20-F
period 2002-09-30
INTERNATIONAL UTILITY STRUCTURES INC
filed 2003-02-18
CIK 1060734

                    As filed with the Securities and Exchange
                         Commission on February 14, 2003.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      -OR-

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE FISCAL YEAR ENDED
                               SEPTEMBER 30, 2002

                                      -OR-

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                        COMMISSION FILE NUMBER: 333-9680

                      INTERNATIONAL UTILITY STRUCTURES INC.
               (Exact Name of Company as specified in its charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of incorporation or organization)

           SUITE 1800, 777 - 8TH AVENUE S.W., CALGARY, ALBERTA T2P 3R5
                     (Address of principal executive office)

Securities registered or to be registered pursuant to
Section 12 (b) of the Act:                                  NOT APPLICABLE

Securities registered or to be registered pursuant to
Section 12 (g) of the Act:                                  NOT APPLICABLE

Securities for which there is a reporting obligation
pursuant to Section 15 (d) of the Act:                      NOT APPLICABLE

Indicate the number of outstanding shares of
each of the Company's classes of capital or
common stock as at September 30, 2002:                  12,446,802 Common Shares

         Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days:

                                    Yes X      No
                                       ____      ____

         Indicate by check mark which financial statement item the registrant has elected to follow:

                                Item 17 X     Item 18
                                        ____          ____

(APPLICABLE ONLY TO COMPANIES INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the Company has filed all documents and reports required to be filed by Section 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

                                 NOT APPLICABLE

                                TABLE OF CONTENTS

                                                                                                               Page
EXCHANGE RATE INFORMATION....................................................................................     1

ITEM 1:           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS......................................     2

ITEM 2:           OFFER STATISTICS AND EXPECTED TIMETABLE....................................................     2

ITEM 3:           KEY INFORMATION............................................................................     2

ITEM 4:           INFORMATION ON THE COMPANY.................................................................     7

ITEM 5:           OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............................................     16

ITEM 6:           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................................................    21

ITEM 7:           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........................................    30

ITEM 8:           FINANCIAL INFORMATION......................................................................    30

ITEM 9:           LISTING....................................................................................    31

ITEM 10:          ADDITIONAL INFORMATION.....................................................................    32

ITEM 11:          QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK.................................    37

ITEM 12:          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.....................................    38

ITEM 13:          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............................................    38

ITEM 14:          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...............    38

ITEM 15:          CONTROLS AND PROCEDURES....................................................................    38

ITEM 16:          RESERVED...................................................................................    38

ITEM 17:          FINANCIAL STATEMENTS.......................................................................    38

ITEM 18:          FINANCIAL STATEMENTS.......................................................................    38

ITEM 19:          EXHIBITS...................................................................................    39

SIGNATURES        ...........................................................................................    40

CERTIFICATIONS    ...........................................................................................    41

                            EXCHANGE RATE INFORMATION

         IN THIS ANNUAL REPORT, UNLESS OTHERWISE SPECIFIED OR UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO "$" OR "DOLLARS" ARE TO U.S. DOLLARS, ALL REFERENCES TO "CDN$" ARE TO CANADIAN DOLLARS AND ALL REFERENCES TO "EUR" ARE TO EUROS. Except as otherwise indicated, financial statements of, and information regarding, IUSI (as defined herein) are presented in U.S. dollars.

         We use the terms "we", "our", "us" and the "Company" to mean International Utility Structures Inc. and its subsidiaries including Petitjean, the subsidiary we acquired on January 30, 1998 (the "Acquisition"). We use the term "Petitjean" to mean Petitjean Industries SA and its subsidiaries before the Acquisition. We use the term "IUSI" to mean International Utility Structures Inc. and its subsidiaries before the Acquisition.

         Effective September 30, 1998, we changed our fiscal year end from December 31 to September 30 to correspond with Petitjean's year end. All references herein to "fiscal 1998" are to a nine month fiscal year and include nine months of our results and only eight months of Petitjean results due to the acquisition date of January 30, 1998. Our results for fiscal 1998 reflect a much larger scale of operation when compared to our operation for the same period in 1997.

         AS NO INDEPENDENT SOURCES OF INDUSTRY DATA ARE AVAILABLE, INDUSTRY DATA CONTAINED HEREIN, INCLUDING MARKET SIZE DATA, ARE BASED ON OUR ESTIMATES WHICH ARE DERIVED FROM INTERNAL MARKET STUDIES AND MANAGEMENT CALCULATIONS.

         This annual report on Form 20-F includes forward-looking statements within the meaning of the U.S. federal securities laws under Item 3, "Key Information", Item 4, "Information on the Company" and Item 5, "Operating and Financial Review and Prospects". Forward-looking statements attempt to predict future occurrences and are identified by words like "believes", "anticipates", "expects" and similar words. Our predictions about future occurrences are subject to assumptions and uncertainties, including general economic and business conditions and a number of known and unknown risks including: the sales of our Union Metal Group and Stainton Metal Company Limited; we are substantially leveraged and have a history of net losses; a substantial amount of our operations are conducted through subsidiaries and such subsidiaries have no obligation to pay or make funds available to us; a competitor may develop a manufacturing process which competes with our proprietary technology; we compete with other manufacturers of poles for market share; we depend on key personnel; we have had limited manufacturing history; we are subject to foreign exchange risk; we are subject to fluctuations in costs of raw materials; potential increased costs of environmental compliance; and a significant portion of our operations are conducted outside the United States. These risks are described more fully under Item 3, "Key Information, Risk Factors" of this Form 20-F. If any of these risks or uncertainties materialize, or if our assumptions prove incorrect, our actual results may differ materially from our projected results. We do not promise to update forward-looking information to reflect actual results or changes in assumptions.

                                     PART 1

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

                  Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

                  Not Applicable.

ITEM 3:  KEY INFORMATION

SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

                  Effective September 30, 1998, we changed our fiscal year end from December 31 to September 30, to correspond with Petitjean's year end. Therefore, all references to fiscal 1998 refer to a nine month year and include nine months of our results and eight months of Petitjean results due to the acquisition date of January 30, 1998. Our results for fiscal 1998 reflect a much larger scale of operation when compared to our operation for the same period in 1997. On August 8, 2000, we completed the sale of our Union Metal Group of subsidiaries. On October 3, 2001, we completed the sale of our subsidiary, Stainton Metal Company Limited.

                  We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A summary of material adjustments to conform to accounting principles generally accepted in the United States ("U.S. GAAP") is set out in Note 18 to our consolidated financial statements.

                  Below is selected IUSI historical financial information. The following table should be read in conjunction with Item 5: Operating and Financial Review and Prospects and the Financial Statements included in Item 17.

                                        YEAR ENDED
                                        ----------
                                       DECEMBER 31                   FISCAL YEARS ENDED SEPTEMBER 30,
                                       -----------                   --------------------------------
                                         1998           1999           2000        2001         2002
                                         ----           ----           ----        ----         ----
                                                                      (IN THOUSANDS)
INCOME STATEMENT DATA:
Canadian GAAP
Sales, net of commission              $  104,185    $     164,944   $  153,902   $  88,365    $   78,228
Cost of sales                             72,253          111,790      108,497      60,335        53,511
Selling and administrative expenses       15,869           25,777       24,833      18,000        17,903
Plant operating costs                     10,239           13,748       12,338       8,021         8,202
Depreciation and amortization              5,881            8,692        8,366       8,695         7,867
Plant relocation and start-up                  -                -            -           -         1,795
Gain on sale of Stainton Metal                 -           (1,437)           -           -        (7,378)
Loss (gain) on sale of Union Metal
  Group                                        -                -      (34,401)          0         4,413
                                      ----------    -------------   ----------   ---------    ----------
Income (loss) before interest and
  income taxes                               (57)           6,374       34,269      (6,686)       (8,085)
Dividends on redeemable
  Preferred shares                        (2,286)          (3,695)      (4,089)     (1,457)            0
Interest expense and other income         (4,458)          (8,131)      (8,445)      1,853         7,779
                                      ----------    -------------   ----------   ---------    ----------
Income (loss) before income taxes         (6,801)          (5,452)     (21,735)     (6,290)      (15,864)
Income taxes                               1,958            1,890        1,561         289          (395)
                                      ----------    -------------   ----------   ---------    ----------
Net income (loss)                     $   (8,759)   $      (7,342)  $   20,174   $  (6,579)   $  (15,469)
                                      ==========    =============   ==========   =========    ==========
Net (loss) per common share -
basic                                 $    (0.70)   $       (0.59)  $     1.62   $   (0.55)   $    (1.31)
                                      ----------    -------------   ----------   ---------    ----------
Net income (loss) per common share -
fully diluted                                n/a              n/a         1.62       (0.55)        (1.31)
                                                                    ----------   ---------    ----------

U.S. GAAP
Net income (loss)                     $   (7,723)   $      (3,708)  $   25,962   $  (5,003)   $  (15,469)
                                      ----------    -------------   ----------   ---------    ----------
Net income (loss) per common share -
basic                                 $    (0.80)   $       (0.59)  $     1.76   $   (0.54)        (1.31)
                                      ----------    -------------   ----------   ---------    ----------
Net income (loss) per common share -
diluted                                      n/a              n/a         1.76       (0.54)        (1.31)
Number of common shares
outstanding                               12,444           12,447       12,447      11,948        11,394
BALANCE SHEET DATA:
Canadian GAAP
Cash and cash equivalents             $   19,444    $      14,297   $   48,034   $   4,552    $    5,207
Working capital                           43,183           38,897       61,084      16,451        15,949
Total assets                             158,170          145,788      152,205     112,249        87,249
Long-term debt                            80,121           79,495       76,568      67,022        66,246
Redeemable preferred shares               20,088           23,132       26,208           -             -
Shareholders' equity                       1,972           (9,050)       4,580      (1,329)      (13,769)
U.S. GAAP
Total assets                          $  162,034    $     149,190   $  152,006   $ 112,249    $   87,249
Shareholders' equity                      (5,696)         (17,871)      (1,856)     (1,329)      (13,769)

OTHER DATA:
Canadian GAAP
Cash provided by (used in):
  Operations                          $    3,366    $       3,763   $  (13,148)  $  (6,312)   $  (13,149)
  Financing                               69,464           (4,069)       3,013     (32,086)       (2,164)
  Investments                            (55,299)          (4,841)      43,872      (5,084)       15,968
Capital expenditures                      (6,159)          (6,190)      (8,046)     (6,077)       (2,754)
Cash dividends per share                       -                -            -           -             -

-----------------
(1) Prior to their redemption on November 29, 2000, dividends on our senior redeemable preferred shares, series 2 accrued at the rate of 6% per annum of the subscription price of Cdn$1,000 per share. Prior to their exchange for 13% Subordinated Notes on August 1, 2001, dividends on our senior exchangeable preferred shares accrued at the rate of 13% per annum of the subscription price of $1,000 per share.

CAPITALIZATION AND INDEBTEDNESS

                  Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

                  Not Applicable.

RISK FACTORS

SUBSTANTIAL LEVERAGE, HISTORY OF NET LOSSES

                  We have incurred a high level of debt. As of September 30, 2002:

                           -        our total consolidated debt was $71.0
                                    million;

                           -        our shareholders equity was $(13.8) million;
                                    and

                           - our debt-to-total capitalization ratio was 124%.

                  We are permitted to incur or guarantee additional debt, subject to certain limitations. We may not be able to generate sufficient cash flow from operations to service our debt and make necessary capital expenditures.

We may seek additional financing, dispose of certain assets or seek to refinance some or all of our debt. These alternatives may not be effected at all, or may not be effected on advantageous terms. In addition, our existing debt financing is comprised mainly of working capital facilities which are repayable on demand. Our lenders may demand repayment of certain of our existing indebtedness and thereby reduce our cash available for operations.

                  Our articles of incorporation and the operating and financial restrictions in our existing debt agreements restrict our ability to:

                  -        incur additional indebtedness;

                  -        issue restricted subsidiary preferred stock;

                  -        issue preferred stock of certain of our subsidiaries;

                  -        make restricted payments;

                  - permit dividend and other payment restrictions affecting subsidiaries;

                  - incur debt that is senior in right of payment to our outstanding Notes;

                  -        apply proceeds from the sale of assets;

                  -        enter into transactions with affiliates; or

                  - amalgamate, consolidate, merge or sell all or substantially all of our assets.

                  Our high level of indebtedness could have important consequences. For example:

                  - if we do not comply with the obligations and the restrictions contained in certain of our debt instruments, certain of our lenders can immediately require us to repay our obligations in full;

                  - we may not be able to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or general corporate purposes;

                  - a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our existing indebtedness, which reduces the amount of our cash flow available for our operations and future business opportunities;

                  - we are more leveraged than certain of our competitors, which might place us at a competitive disadvantage;

                  - our ability to adjust rapidly to changing market conditions may be hindered if we are unable to obtain additional financing; and

                  - we may be more vulnerable in the event of a downturn in general economic conditions or in our business

                  Historically, we have funded our cash requirements primarily through equity issuances. In 1997, 1998 and 1999, total net proceeds to us from common and preferred share issuances were $23.2 million. In 2000, 2001, and 2002 the major cash inflow was from the sale of the Union Metal Group and Stainton Metal.

                  We incurred net losses in each fiscal year from December 31, 1994, up to September 30, 1999. We had net income of $20.2 million for the year ended September 30, 2000 of which $34.4 million represented a gain on the sale of the Union Metal Group. For the year ended September 30, 2002, we incurred a net loss of $15.5 million. There can be no assurance that our operations will be profitable in future periods.

HOLDING COMPANY STRUCTURE; RESTRICTIONS ON DIVIDENDS FROM SUBSIDIARIES

                  We conduct a substantial amount of our operations through our subsidiaries. As of September 30, 2002, our subsidiaries had $31.5 million of liabilities (excluding intercompany liabilities).

                  We rely on dividends, loan repayments and other intercompany cash flows from our subsidiaries to generate the funds necessary to repay our debts and other obligations. Our subsidiaries are distinct legal entities and have no obligation to pay any amounts or make funds available to us. The payment of dividends from our subsidiaries and the making and repayment of loans and advances are subject to statutory, contractual and other restrictions, are dependent upon the earnings of our subsidiaries and, are subject to various business considerations.

RISK OF DEVELOPMENT OF COMPETING MANUFACTURING PROCESS

                  Certain of our product lines are manufactured using a proprietary manufacturing process. Such proprietary technology constitutes a trade secret which, except for the Centaurus technology, has not been made subject to patent protection. We have taken steps to protect all of our proprietary technology through the use of confidentiality agreements, restricted access to production know-how, use of a diverse range of component suppliers and plant security measures. However, our proprietary technology which does not have patent protection may be misappropriated or developed independently by our competitors or customers.

COMPETITION

                  We compete with other manufacturers of metal overhead infrastructure support structures. Some of our competitors may have more money, technical resources and operating flexibility than we do. In addition, our metal structures compete with wood, concrete and fiberglass/composite structures manufactured by other companies. Historically, wood and concrete poles have dominated the distribution pole market and utilities have been generally slow to accept new technologies. There can be no assurance that we will be successful in gaining market share from these established competitors.

                  As we expand the overhead infrastructure support market for steel poles, other producers could be attracted to the market and provide increased competition. With sufficient time and financial resources, it is possible that competitors could develop a competitive technology that could reduce costs below those we anticipate.

LIMITED MANUFACTURING HISTORY

                  We commenced manufacturing steel overhead powerline and telecommunications support structures using our proprietary technology in late 1994. To date we have not yet operated over sustained periods at full capacity. We therefore may not be able to produce such products as expected. All of our proprietary technology has operated at full capacity during peak periods.

DEPENDENCE ON KEY PERSONNEL

                  We depend on the services of our executive officers with extensive experience and expertise in the overhead infrastructure support industry. Our ability to retain such officers and key employees is important to our success and growth. The loss of key personnel could have an adverse effect on us.

FOREIGN EXCHANGE RISKS

                  We report our financial results in United States dollars. A significant portion of our sales and operating costs are and will continue to be denominated in Euros, United States dollars, Canadian dollars and other currencies. Significant long-term fluctuations in relative currency values and significant strengthening of the United States dollar against the Euro and the Canadian dollar could adversely affect our results of operations. We typically match the currency of our operating expenses with the currency of our revenues and therefore generally do not hedge the risk of foreign exchange exposures. However, in circumstances where we enter into a contract denominated in a currency other than the currency of our operating expenses, we have entered into currency forward arrangements with respect to and for the period covering such contract.

RAW MATERIAL COSTS

                  Steel does and will continue to account for the largest component of our costs of production. The price and availability of steel and other raw materials are subject to fluctuations as a result of a number of factors. Many of such factors are beyond our control. Such factors include:

                  -        general economic conditions;

                  -        labor costs;

                  -        competition;

                  -        import duties;

                  -        tariffs; and

                  -        currency exchange rates.

                  Our selling prices cannot always be adjusted to recover the increased cost of raw material prices. In addition, if steel or zinc prices rise significantly faster than alternative materials over a long period of time, we may not be able to provide competitive pricing against alternative materials.

POTENTIAL COSTS OF ENVIRONMENTAL COMPLIANCE

                  We are subject to environmental regulation relating to the use, storage, treatment, discharge, disposal and remediation of contaminants, hazardous substances and wastes. Our compliance with environmental regulation has not had any material adverse impact on our finances or business. However, future changes to environmental regulation in jurisdictions within which we operate could affect our operations in many ways. For example, such changes could:

                  -        restrict our ability to modify our facilities, and

                  - require us to acquire costly equipment or incur significant expenses, including the installation of additional controls for certain of our emission sources or undertaking changes in our manufacturing processes in future years.

                  We cannot predict whether there will be any future changes to environmental regulation and the costs of complying with such changes. We are not aware of any pending environmental regulatory changes which could have an adverse effect on our operations.

                  In connection with the sale of the Union Metal group, soil contamination was identified on a portion of Union Metal's Canton, Ohio site. Pursuant to the sale arrangements, we have the responsibility of remediating this contamination at an expected cost of $600,000 to $1.8 million. Pursuant to the terms of the sale arrangements, funds were deposited in escrow towards this expected obligation. We do not believe that it is reasonably possible that this contamination site will result in a material loss.

OPERATIONS OUTSIDE THE UNITED STATES

                  A significant portion of our operations are conducted outside of the United States. For the year ended September 30, 2002, we derived approximately 79% of our revenues from such operations. Our operations may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where we operate. Our products are distributed to customers in over 100 countries. We have a manufacturing facility in France. Political instability or changes in competition, economics, politics or laws, including labor, environmental, employment and currency regulations in these regions, could affect our ability to sell or manufacture our products in such countries. If such events occur, our business, financial condition and results of operations may be adversely affected.

POSSIBLE VOLATILITY OF STOCK PRICE; FOREIGN EXCHANGE RISKS RELATING TO COMMON SHARES

                  Our common shares are not listed on any national securities exchange in the United States or quoted on the Nasdaq National Market. Our common shares were listed on The Alberta Stock Exchange until February 19, 1999 and on the Montreal Exchange from October 19, 1998 until December 3, 1999. Our common shares commenced trading on The Toronto Stock Exchange on December 6, 1999. The market price of our common shares could be subject to significant fluctuations in response to various factors and events, including:

                  -        variations in our operating results;

                  -        the liquidity of the markets for our common shares;

                  - investor perceptions of us and the industry in general;

                  -        changes in earnings estimates by analysts;

                  -        sales of common shares by existing holders;

                  -        general economic conditions; and

                  -        other factors.

                  In addition, stock markets in Canada have experienced broad price and volume fluctuations. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to the operating performance of such companies. These broad market fluctuations may also adversely affect the market price of our common shares.

                  Since our common shares trade on a Canadian exchange in Canadian dollars, shareholders will be subject to the risk of exchange between the United States dollar and the Canadian dollar. This risk generally depends on economic and political events over which we have no control. The exchange rate between Canadian dollars and U.S. dollars has varied significantly over the last five years. Depreciation of the Canadian dollar against the U.S. dollar would result in a decrease in the U.S. dollar-equivalent value of our common shares.

LACK OF DIVIDEND HISTORY; LIMITATIONS ON ABILITY TO PAY DIVIDENDS

                  We have not declared or paid any cash dividends on our common shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash which would otherwise be available for declaration as dividends will be applied in the foreseeable future to finance our growth. Payment of any future dividends on the common shares will depend on our earnings and capital requirements, and other factors our Board of Directors consider appropriate. Our ability to declare dividends on our common shares is also affected by certain covenants contained in our indentures, our articles of incorporation and applicable corporate law. We are governed by the Business Corporations Act (Alberta) which provides that we may not declare or pay a dividend if there are reasonable grounds for believing that:

                  - before or after the payment of the dividend we would be unable to pay our liabilities as they become due; and

                  - the realizable value of our assets would be less than our liabilities plus our stated capital. We cannot predict what the realizable value of our assets or the amount of our liabilities will be in the future.

                  Even if our Board of Directors does determine to pay dividends, we may not be able to pay cash dividends on our common shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

                  We are incorporated under the laws of the Province of Alberta, Canada and most of our assets are located outside the United States. Most of our directors and officers reside outside the United States, and their assets are located outside the United States. Therefore, it my be difficult for U.S. investors to sue us or our directors, officers, accountants or attorneys. If a lawsuit is successful, it may be difficult to collect any money awarded.

ITEM 4:  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

                  We commenced operations in 1991 to focus on the development and marketing of steel powerline distribution and sub-transmission poles and telecommunications poles. Our predecessor company was Strand Industries Limited. Strand was incorporated on July 18, 1986 under the laws of the Province of British Columbia and was continued under the Business Corporations Act (Alberta) on July 2, 1992. On July 8, 1993, Strand Industries Limited incorporated a new subsidiary, International Utility Structures Inc. On February 1, 1994, Strand Industries Limited amalgamated with International Utility Structures Inc., and the continuing company became IUSI. A global review of manufacturing technologies and alternative raw materials caused us to conclude that steel was the most attractive medium for the production of a price- competitive alternative to wood and concrete poles. We began investigating various methods to produce low-cost steel pole shafts in the large volumes necessary to satisfy the utility market's needs.

                  While conducting our research, we reached an agreement with the National Electrification Administration ("NEA") of the Philippines to supply a large quantity of typhoon resistant steel utility distribution poles. We signed a Cdn$36 million contract with the NEA for 83,843 distribution poles to be made using conventional welding technology. The poles for this contract were delivered in 1992 and 1993.

                  In 1994, we completed the development of our proprietary technology for the high speed, high volume production of steel poles with varied tapers, up to 85 feet in length. In September 1994, the Canadian Welding Bureau certified our process. Since we closed our first sale of poles using the new production process in 1994, our steel powerline distribution poles have been marketed to a diverse range of North American and foreign utility customers, including 40 of the largest North American utilities.

                  In 1995, we completed our initial public offering of units at Cdn$4.50 per unit (each unit being comprised of one common share, having an assigned value of Cdn$4.25 per share, and one-half of one common share purchase warrant. We issued 3,845,000 common shares and 2,127,500 warrants. One whole warrant entitled the holder to purchase one common share at a price of Cdn$5.25 at any time before 4:30 p.m. (local time) on December 31, 1997). The gross proceeds of the issue amounted to Cdn$17,465,000 with costs of Cdn$1,958,089. During 1997, the exercise price of the warrants was reduced to Cdn$3.50 per share and 1,273,950 warrants were exercised. The remaining warrants expired on December 31, 1997.

                  During 1997, we also granted 33,000 warrants, to purchase common shares at Cdn$4.50 per share, to an arm's length party as consideration for bridge financing. The warrants expired July 31, 1999.

                  In 1998, we acquired Petitjean Industries S.A. for a total purchase price of $50 million in cash and, in addition, we assumed $17.9 million of long term debt. Our then existing strength in the manufacture of steel powerline support structures, particularly steel powerline distribution poles, complements Petitjean's strength in the manufacture of lighting, powerline transmission, traffic and telecommunications support structures. The combination of our proprietary technology with Petitjean's established global distribution system has provided a strong platform to capitalize on opportunities in the global overhead infrastructure support markets, including, by our estimates, the $7 billion powerline distribution pole market. To fund the acquisition, on January 30, 1998, we sold $75 million aggregate principal amount of 10.75% senior subordinated notes due 2008 and $20 million aggregate subscription amount of units consisting of Senior Exchangeable Preferred Shares and Warrants, which resulted in aggregate proceeds of $95 million.

                  On December 3, 1999 our common shares were approved for listing on the Toronto Stock Exchange. Our common shares commenced trading on the Toronto Stock Exchange on December 6, 1999 under the trading symbol "IUS".

                  On August 8, 2000, we completed the sale of our Union Metal Group of subsidiaries including Union Metal Corporation, located in Canton, Ohio, Metal Pole-Lite, Inc., located in Montreal, Quebec and two related holding companies. The Union Metal Group manufactures and sells metal poles for roadway and street lighting and traffic signals utilizing conventional welding technology and also manufactures and sells cellular communications towers. Gross proceeds of the sale were $65 million. After taking into account sale expenses, commissions, amounts required to repay indebtedness of the Union Metal Group at closing, various other purchase price adjustments, amounts dedicated to certain environmental remediation we are required to complete, and amounts dedicated to an escrow account to back-up our representations and warranties in the sale document, the net proceeds of the sale were $48 million.

                  In connection with the sale of the Union Metal Group, $6 million of the sale proceeds were being held in escrow in order to protect the purchaser against, among other things, potential breaches of representations and warranties by us. On July 13, 2001, the purchaser of the Union Metal Group notified the Escrow Agent of certain disputed items in connection with the parties' entitlements to the escrow funds. On May 23, 2002, a settlement agreement was reached, $4 million of the escrow funds were returned to the purchaser of the Union Metal Group and $2 million plus accrued interest was released to the accounts of IUSI. An income statement adjustment was made on the gain originally reported on the sale.

                  As of June 21, 2001 we solicited consents from holders of our 10.75% senior subordinated notes due 2008 to certain amendments to the indenture pursuant to which the notes were issued. The amendments were to enable us to issue 13% subordinated notes due 2008 in exchange for our senior exchangeable preferred shares. The consent solicitation was later extended. On August 1, 2001, all of our senior exchangeable preferred shares were exchanged for 13% subordinated notes due 2008.

                  On October 3, 2001, we completed the sale of Stainton Metal Company Limited, a subsidiary of our Luxembourg company for L9.0 million ($13.3 million).

                  Our head and principal office is located at Suite 1800, 777 -- 8th Avenue S.W., Calgary, Alberta, T2P 3R5 and our telephone number is (403) 269-2350.

BUSINESS OVERVIEW

                  We are one of the world's largest manufacturers of metal overhead lighting, powerline and telecommunications support structures. We have a broad range of products that are distributed to customers in over 100 countries through our established worldwide sales and distribution network. We believe that we have an industry-leading position in steel lighting structures and monopole powerline structures outside of North America and in steel distribution powerline structures in North America. Our low-cost, proprietary steel pole manufacturing processes provide a significant cost advantage in the manufacture of round tapered steel conical poles as compared to conventional manufacturing processes. By virtue of our technology, global market presence and broad product range, we believe that we are uniquely positioned in the metal overhead infrastructure structure support industry.

OUR PRODUCTS AND CUSTOMERS

                  For the year ended September 30, 2002, our three largest customers accounted for 15.7% of our consolidated revenues and no single customer accounted for more than 8.2%. We do not foresee any single customer accounting for more than 15% of our revenues in the near future. We believe that the loss of any single customer or a substantial decline in the amount of services requested by a single customer would not have a significant negative effect on our business, financial condition or results of operations.

                  Our products may be ordered according to established industry standards or may be custom-engineered. We can also provide our customers with a number of attachments, special equipment mounting brackets, pre-drilling and other accessories. In order to protect and extend the life of our products, we can also provide galvanizing, anodizing and powder coating.

                  In addition to the manufacturing of overhead infrastructure support structures, we can provide various complementary services to our customers such as delivery, installation assistance, diagnostic testing and maintenance. We also have the ability to provide our customers with virtual representations of the aesthetic and visual impact of our various designs proposed for a certain site using computer imagery.

                  Our products can be divided into the following three categories: overhead powerline support structures, overhead lighting support structures, and overhead telecommunications support structures.

         -        OVERHEAD POWERLINE SUPPORT STRUCTURES

                  Our overhead powerline support structures are used by utilities to transmit and distribute electricity to their customers. Our structures are made of steel and are galvanized with zinc in order to protect the structures from corrosion due to weathering. We manufacture these structures in a variety of lengths, diameters and other specifications to meet the requirements of our customers. The three sub-categories of our overhead powerline support structures are as follows:

                  Transmission Structures. Transmission structures generally range in height from 70 to 150 feet and are manufactured in a variety of lattice and monopole configurations. Our focus is on the manufacture of monopole structures as end-users generally prefer these to lattice configurations due to the smaller ground area that is required to install a monopole. These products are custom-engineered for specific fittings, loads and local climatic conditions. Transmission structures are used by utilities to support power lines in the 240 to 500 kilovolt ("kv") range with varying installation frequencies per mile. We currently manufacture transmission structures at our Troyes, France facility.

                  Sub-transmission Structures. Sub-transmission structures generally range in height from 40 to 70 feet and are manufactured with standard specifications as either monopoles or H-frame multipole structures. Sub-transmission structures are used by utilities to support power lines in the 35 to 240 kv range. Installation frequency is typically 13 structures per mile. We currently manufacture sub-transmission structures at our facilities in Troyes, France and in El Dorado, Kansas.

                  Distribution Poles. Distribution poles (generically referred to as "telephone poles" or "hydro poles") are monopoles ranging in height from 35 to 70 feet. Poles in excess of 45 feet are produced by attaching a 40 to 45 foot pole to a steel ground-stub pole section, which may be manufactured in a variety of lengths. We pre-drill poles to our customers' specifications for mounting accessories and equipment, such as cross-arms and transformers, and insert rivnuts to customers' specifications for the installation of climbing steps and accessories. Our structures possess a high strength-to-weight ratio which translates into lower transportation, handling and installation costs. In addition, our structures provide customers with lower inventory costs because they can be produced on a "just-in-time" basis. Our structures have an estimated lifespan of 80 years or more and are fully recyclable once they are at the end of their useful life. In addition, our products provide uniformity of performance and dimensions and are upgradeable with respect to height by the insertion of a ground stub section at its base. Distribution poles are used by utilities to support powerlines with voltages of up to 35 kv. Installation frequency is typically 20 poles per mile in rural environments and 40 poles per mile in urban environments. We currently manufacture distribution poles at our facilities in Troyes, France and in El Dorado, Kansas.

                  Our customers for overhead powerline support structures are typically electrical utilities. We estimate that there are approximately 3,500 electrical utilities in North America and between 5,000 to 5,500 electrical utilities outside North America. Utilities may be investor-owned which, although the smallest category in number, account for the largest volume of industry sales, or may be state-owned, which also account for a significant volume of industry sales, or may be local utilities, which are large in number but individually purchase a small volume of product (based on our own market studies and calculations).

         -        OVERHEAD LIGHTING SUPPORT STRUCTURES

                  Overhead lighting support structures can be divided into two sub-categories: roadway lighting and area lighting structures. The main difference between these two sub-categories is the area of illumination. Roadway lighting provides illumination to a very concentrated area while area lighting is primarily used to illuminate greater surroundings such as stadiums or airports.

                  Roadway Lighting Structures. Our monopole lighting support structures range from 20 to 45 feet in height and support a variety of lighting used to provide concentrated lighting within the immediate vicinity of the structure. Roadway lighting can be subdivided into four main types: steel poles, stepped or tubular poles, aluminium poles and decorative poles. Steel poles include round, conical and polygonal poles and represent the largest roadway lighting structure segment. Stepped poles are made of tubes of various diameters inserted into each other and welded together. Decorative poles are high value-added products that range from basic steel and aluminium poles which have been paint-finished to special shapes and combinations of standard shaft components and accessories. We have the ability to manufacture lighting columns in a variety of styles, sections and materials to either match standard or custom specifications. Roadway lighting support structures are manufactured at our facilities in Troyes, France.

                  Area Lighting Structures. Area lighting structures provide light to large areas surrounding the structure. These structures are custom-engineered to meet requirements for specific projects such as major highway intersections, port facilities, airports and stadiums. Our area lighting structures have been installed at the Eurotunnel, Coquelles site in Calais, at the French National Library in Paris, on Normandy Bridge and various other landmarks in both Europe and the United States. Area lighting structures typically range in height from 90 to 150 feet. These lighting structures are currently produced at our facilities in Troyes, France.

                  In Europe, our customers for lighting support structures are primarily installation contractors that are commissioned by municipalities to manage certain projects. Installation contractors are responsible for procuring poles and lanterns as well as installing the electrical wiring. Our remaining customers are distributors, lantern manufacturers and municipalities. Outside Europe, our customer base for lighting support structures is much more diverse and includes highway departments, local governments, utilities, private developers of ports, airports and shopping centers and turn-key contractors.

         -        OVERHEAD TELECOMMUNICATIONS SUPPORT STRUCTURES

                  Overhead telecommunications support structures are comprised of land-line structures and cellular structures.

                  Land-line Structures. Land-line structures are used to carry telephone, cable television and fiber-optic transmission cables. These structures are approximately 25 to 35 feet in height and are made of galvanized steel or stainless steel. Land-line structures are standardized products that are mass produced, much like powerline distribution poles. These structures are currently produced at our facility in Troyes, France.

                  Cellular Structures. Cellular structures are used to support cellular transmitter and receiver appliances. These structures are made of galvanized steel and range in height from 150 to 225 feet. Cellular structures resemble high mast lighting poles or monopole transmission structures. Unlike land-line structures, they are custom engineered to meet client specifications for wind load resistance and to support various cellular appliances. Currently, cellular structures are manufactured at our facility in Troyes, France.

                  Our primary customers for these structures are telecommunications providers. In developed countries, there are usually a number of cellular service providers that compete with each other and with land-line service providers in any given region. In developing nations, a single telecommunications provider usually provides both land-line and cellular service.

SALES AND MARKETING

                  We do business in over 100 countries, in the following regions: North America, Europe, Asia, the Middle East, Africa and South America, from manufacturing sites in France and the United States. We have a specialized sales force or distribution network in each of our geographic markets. In certain regions, sales agents are trained by product line in order to access a particular market segment. Our marketing efforts aim to maintain a strong position in Europe and North America as well as to capitalize on opportunities to develop business in other regions. Our marketing efforts are primarily directed towards increasing the acceptance of our steel powerline distribution poles by utilities.

                  In the United States, utilities have been generally slow to accept new technology from an unfamiliar supplier. These utilities have long-standing relationships with sales agencies that market a number of products. To facilitate our ability to penetrate the utility market, we have established relationships in the United States with sales agencies that employ agents which represent complementary product lines to maintain a level of direct contact with the utilities. To service those United States utilities whose annual pole requirements are small, we have appointed non-exclusive distributors. We have regional sales managers in the United States to direct our sales efforts and to support our agents and distributors. An internal group provides engineering and technical support to our regional sales managers and sales agents.

                  In Europe, we have a dedicated sales force in each of the following countries where we have manufacturing or commercial operations:
France, Germany, Spain, Holland and Belgium. We also promote sales in other markets such as Switzerland, Portugal, Luxembourg, Greece, Scandinavia and Eastern Europe where we do not have operations.

                  Outside Europe and North America, we have established long term relationships with local partners, agencies or distributors. Most of these relationships are on a non-exclusive basis, for both lighting and transmission projects. We also have our own sales force for global regions: sales managers with support staff based in Troyes, France, for Europe, Africa, the Middle East and South America and a sales director based in Singapore for the Asian market. We have established a commercial joint-venture in Chile with our local sales agency.

                  We do not typically have long term fixed price agreements with our customers. Our customers purchase on an as required basis or pursuant to annual or multi-year tenders. Most of our customers provide us with a purchase order, either directly or through a sales agent or distributor, for a certain number of poles to be delivered over a certain period of time, usually monthly or quarterly.

                  We believe that our existing sales network will facilitate the penetration of our products into new markets. In particular, our sales network is being trained and mobilized to market our steel powerline distribution, subtransmission poles and powerline transmission products in the United States, Canada and Europe.

DISTRIBUTION OF SALES

                  The following table sets out our net sales by region for the years ended September 30, 2002, 2001, and 2000. On August 8, 2000 we completed the sale of our Union Metal Group of subsidiaries and on October 3, 2001, we completed the sale of our subsidiary Stainton Metal Company Limited.

                                         FISCAL YEAR ENDED SEPTEMBER 30,
                               2000                             2001                             2002
                     --------------------------      ---------------------------     -----------------------------
                      SALES IN       PERCENTAGE       SALES IN        PERCENTAGE       SALES IN      PERCENTAGE OF
                      MILLIONS        OF TOTAL        MILLIONS         OF TOTAL      MILLIONS OF         TOTAL
                     OF DOLLARS      NET SALES       OF DOLLARS       NET SALES        DOLLARS         NET SALES
                     ----------      ---------       ----------       ---------        -------         ---------
U.S.                    57.3            37.2%           17.2             19.5%          16.4             20.9%

France                  33.9            22.0%           34.4             38.9%          24.1             30.9%

Other                   62.7            40.8%           36.8             41.6%          37.7             48.2%
                     ----------      -------         --------         -------        -----------     --------
Total Net            $ 153.9             100%        $  88.4              100%       $  78.2              100%
Sales                ==========      =======         ========         =======        ===========        =====

MANUFACTURING & TECHNOLOGY

         -        Technology

                  To date we have developed and employed three generations of proprietary technology for use in the production of round tapered steel pool shafts.

                  - Original Proprietary Technology: The original proprietary technology we developed uses forming rolls, "squeeze rolls", and electric resistance welding to produce a 45 foot round tapered steel pole shaft every 90 seconds, resulting in a capacity for the production line of 250,000 pole shafts per year on a three shift basis with a direct labor force of 10 people per shift. The welding process allows poles of varying lengths and tapers to be produced with minimal adjustments of our equipment. This electric resistance welding technology process was certified by the Canadian Welding Bureau in September 1994 and was re-certified in the first quarter of 1997 for speeds of up to 146 feet per minute.

                  - Second Generation Proprietary Technology: In 1998, improvements were made to our original proprietary technology to allow larger diameter shafts to be manufactured and to incorporate an electric resistance welding process which has a second forming line integrated into it. This technology has increased capacity to produce pole shafts at the certified welding rate to 350,000 pole shafts per year on a three shift basis with a direct labor force of 8 people per shift. This process includes digital "real-time" monitoring and control of weld conditions and equipment operating perimeters resulting in production of a 45 foot round tapered steel pole shaft every 60 seconds.

                  - Centaurus Proprietary Technology: During 2000 and 2001 we improved our proprietary technology resulting in a process that we call "Centaurus". This new technology incorporates many innovations that allow the production of larger diameter pole shafts, with increased wall thickness, to be manufactured, while maintaining the high speed welding advantage afforded by the electrical resistance welding process. This is achieved without the limitations previously imposed by squeeze rolls. The Centaurus is part of a high-speed production line that uses multi-faceted computer systems to monitor and manufacture a high quality pole shaft at rates of up to 60 sections an hour with a reduced labour force. We have applied for patents to protect the Centaurus proprietary technology in Europe, the United States, Canada, Mexico and Japan.

RAW MATERIALS

                  Steel represents the largest component of our raw material costs. The steel used in our manufacturing process is a commodity product that is widely available from a number of suppliers. We also purchase zinc, chemicals, coatings, paints and mounting hardware. We are not dependent upon any specific supplier for any of our raw materials. We believe that our sources of supplies are adequate for our needs and should such sources become inadequate, we could obtain alternate sources without any substantial delay or costs.

                  The products produced in our Troyes facility are galvanized at our own galvanizing facility. Our North American facilities currently use third party galvanizers and, outsourcing of galvanizing has resulted in the costs of our end products being higher than if we galvanized our own products.

                  The price and availability of steel and other raw materials are subject to fluctuations as a result of a number of factors, many of which are beyond our control, including general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. For larger contracts that are completed over a period of time, we fix the cost of our steel requirements for the contract period at the time of pricing by entering into matching steel supply contracts. For smaller contracts, we set our price based upon steel prices quoted to us. As a consequence, we minimize our exposure to fluctuations in steel prices.

COMPETITION

                  We compete with other manufacturers of metal overhead infrastructure support structures, some of which may have greater financial and technical resources and greater operating flexibility than ourselves. Our major competitors include Valmont, Technopali, Nedal, Alcoa, Thomas & Betts, and Meyer. The development of competitive technology and the establishment of an experienced global distribution network are barriers to entry for new competitors in the industry.

                  In addition, our metal structures compete with wood, concrete and fiberglass/composite structures manufactured by a number of companies, including Koppers, Pfleiderer, and Shakespeare. Historically, wood and concrete poles have dominated the distribution pole market and utilities have been generally slow to accept new technologies. There can be no assurance that we will be successful in gaining market share from these established competitors.

                  As we expand the overhead infrastructure support market for steel poles, other producers could be attracted to the market and provide increased competition. With sufficient time and financial resources, it is possible that competitors could develop a competitive technology that could reduce costs below those we anticipate.

                  Key competitive factors include price, product quality, customer service and speed of delivery. We believe that we compete favorably with other manufacturers due to our extensive international distribution network, the breadth of our product offerings, and our proprietary technology.

ENVIRONMENTAL MATTERS

                  We are subject to environmental regulation relating to the use, storage, treatment, discharge, disposal and remediation of certain contaminants, hazardous substances and wastes. Our compliance with environmental regulation has not had any material adverse impact on our finances or business. However, future changes to environmental regulation in jurisdictions within which we operate could affect our operations. For example, such changes could:

         -        restrict our ability to modify our facilities; or

         - require us to acquire costly equipment or incur significant expenses, including the installation of additional controls for certain of our emission sources or undertaking changes in our manufacturing processes in future years.

                  We cannot predict whether there will be any future changes to environmental regulation and the costs of complying with such changes. We are not aware of any pending environmental regulatory changes which could have an adverse effect on our operations.

                  In connection with the sale of the Union Metal group, soil contamination was identified on a portion of Union Metal's Canton, Ohio site. Pursuant to the sale arrangements we have the responsibility of remediating this contamination at an expected cost of $600,000 to $1.8 million. Pursuant to the terms of the sale arrangements, funds were deposited in escrow towards this expected obligation. We do not believe that it is reasonably possible that this contamination site will result in a material loss.

                  Based on information currently available to us, we do not expect our continued environmental efforts to have a material adverse effect on our financial position or results of operations. However, there can be no assurance that the development of new facts, or the discovery of new information relating to such presently known matters or to other matters or sites, will not require significant expenditures that could have such a material adverse effect.

BACKLOG

                  As of September 30, 2002, we had approximately $82.9 million of backlog orders.

ORGANIZATIONAL STRUCTURE

                  The following is a list of our subsidiaries including jurisdiction of incorporation and our ownership interest:

International Utility Structures (Luxembourg) S.A.R.L. - (Luxembourg)           100%
IUS Holding Inc.  - (US)                                                        100%
IUSRD (Ireland) Ltd. - (Ireland)                                                100%
International Utility Structures (Arkansas) Inc. - (US)                         100%
International Utility Structures (Kansas), Inc. - (US)                          100%
International Utility Structures (U.S.) Inc. - (US)                             100%
IUS France S.A.S. - (France)                                                    100%
Petitjean S.A.S. - (France)                                                     100%
Petitjean Industries S.A.S. - (France)                                          100%
Petitjean Services - (France)                                                   100%
Petitjean Espana - (Spain)                                                      100%
Petitjean GmbH - (Germany)                                                      100%
Petitjean & Company (United Kingdom)                                            100%
Petitjean & Company Estenstion Belge S.A. - (Belgium)                           100%
Petitjean Aluminium Europe - (Belgium)                                          100%
Petitjean Nederland BV- (Netherlands)                                           100%
Petitjean Chile Ltd. - (Chile)                                                  100%
Petitjean Asia Pacific Private Ltd. - (Singapore)                               100%

PROPERTY, PLANTS AND EQUIPMENT

         -        El Dorado, Kansas, USA Facility

                  During fiscal 2002, our North American manufacturing facilities moved from Batesville, Arkansas to El Dorado, Kansas. The facility purchases steel coils from steel mills and then forms, welds and drills finished poles for a variety of attachments. Numerous upgrades and equipment were added to the Kansas plant to allow for the manufacture of distribution, transmission and H-frame structures for the North American utility industry. These included a new Cut-to-Length Line, Press Brake, Electrical Resistance Welding Machine and a Computer Controlled Material Handling System.

                  To allow the use of 60,000 pound master coils, while negating the need for high capacity fork-lift trucks inside the building, the existing coil car was upgraded and converted to propane power. This conversion allows master coils to be loaded outside the building; the car is then self propelled to the uncoiler on the cut-to-length line. By installing an edge trimmer and associated double helix scrap chopper, we now have the ability to optimize savings on steel purchases by using mill-edge coils. By reworking the existing leveller and integrating it into the new cut-to-length line, the Company has increased its maximum shaft diameter from 16 inches (Batesville maximum) to 24 inches. These larger sizes can be welded on the Centaurus welding machine without any appreciable loss of time.

                  By incorporating the cut-to-length line with the existing automated slitter/stacker and material transfer equipment, the Company has been able to create a seamless material flow system that takes a coil of steel from inventory to a stack of precision cut trapezoids that are subsequently delivered "on demand", at the press brake. With product data loaded into the Centaurus computer, the operator selects the pole from an on screen library and, once brake formed, the unwelded poles are transferred, rotated so that the "seam" is uppermost and fed into the "Centaurus" welding machine. The weld seam is closed, the welding generator is energised and the pole is drawn through the machine and welded at speeds of up to 145 feet a minute. The pole is "scarfed" to produce the appearance of being seamless, and then automatically sent to the straightening machine. Once the pole conforms to our rigid tolerances for straightness it is sent to a fully automated tip and butt cut-off machine where the pole is cut to length before being sent to inventory.

                  Our leased facility in Kansas covers an area of 12.5 acres, with 186,000 square feet dedicated to manufacturing. The lease is for a term of five years ending on June 1, 2006 and is renewable for three additional terms of five years.

                  Our new Kansas facility is in the process of being ISO certified.

         -        European Facility

                  Outside of North America, we manufacture steel and aluminium poles for overhead lighting, powerline transmission, traffic and telecommunications support structures. Globally, we are one of the largest manufacturers of steel lighting and monopole powerline structures. We distribute our products to utilities and municipal entities in over 100 countries through our established worldwide sales and distribution network.

                  Our subsidiary, Petitjean, produces steel and aluminium lighting poles, decorative lighting poles and high mast lighting structures, as well as powerline transmission and telecommunications support structures. Petitjean's main production facility is located in Troyes, France. In addition, the production facility at Troyes, France was equipped in 1998 with a production line utilizing our second generation proprietary technology.

                  Our Troyes facility has completed ISO 9002 certification in its galvanizing plant and ISO 9001 in its high mast shop. The plant, which we own, is divided into three separate facilities: (i) one which produces standard overhead lighting support structures, (ii) one which produces high mast lighting structures and (iii) a galvanizing facility. The facility that produces the lighting support structures has 190,000 square feet of workshops and offices and an annual estimated capacity of 22,190 tonnes. The high mast facility, which has 120,000 square feet of workshop area and offices, has an estimated annual production capacity of 7,753 tonnes. The galvanizing facility, which has a total working area of 104,000 square feet, has an annual estimated production capacity of 36,865 tonnes. The galvanizing facility is an internal supplier of both the standard lighting facility and the high mast facility, as most of the poles produced at our manufacturing site in Troyes, France are galvanized.

                  We believe that our facilities and properties are generally very well maintained and in excellent operating condition. While we maintain adequate insurance coverage on all properties, the loss of those facilities would have an adverse effect on our operations.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

                  On January 30, 1998, the Company acquired Petitjean. Effective September 30, 1998, we changed our fiscal year end from December 31 to September 30, to correspond with Petitjean's year end. Therefore, all references to the year end September 30, 1998, refer to a nine month year and include nine months of our results and only eight months of Petitjean results due to the acquisition date of January 30, 1998.

                  On August 8, 2000, we completed the sale of our Union Metal group of subsidiaries and on October 3, 2001, we completed the sale of our subsidiary, Stainton Metal Company Limited.

                  The sales cycle for our products is generally long and may take several years to complete. The sales cycle may involve several steps, including:

                  -         our initial contact with the customer;

                  - teaching the customer about the environmental and life-cycle cost advantages of steel poles;

                  - being qualified as an acceptable bidder in tender situations;

                  -         contract award; and

                  -         contract implementation.

                  Wood and concrete distribution poles have historically dominated the powerline distribution pole market. The utility industry has been generally slow to implement significant change. It may take several years before we have significant sales from steel powerline distribution poles.

                  We manufacture steel powerline distribution and sub-transmission poles and land-line telecommunications poles of varying sizes. Larger poles typically sell for higher prices and have higher margins. As a consequence, our overall gross margin varies depending upon the sales mix. Cost of sales includes steel, third party galvanizing, labor and pole accessories. Steel represents the largest part of the cost of a pole. The price and availability of steel and other raw materials are subject to fluctuations as a result of a number of factors, many of which are beyond our control, including general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. For larger contracts that are completed over a period of time, we fix the cost of our steel requirements for the contract period at the time of pricing by entering into matching steel supply contracts. For smaller contracts, we set our price based upon steel prices quoted to us. As a consequence, we minimize our exposure to fluctuations in steel prices.

                  We record our sales net of freight and sales commissions.

                  Our consolidated results can be significantly affected by changes in value of the Euro. A substantial portion of our business revenue and expenses are transacted in the Euro currency and when this is translated to US dollars for our consolidated financial statement presentation, a substantial change in the Euro compared to the US dollar will effect our consolidated results. See Item 11 "Quantitative and Qualitative Disclosure on Market Risk".

                  Operating loans are unsecured, bear interest at average rates of 4.9% per annum (2001 - 4.8% and 2000 - 6.2%) and are repayable on demand. The operating loans are drawn under demand lines of credit aggregating $5.8 million (2001 - $2.2 million and 2000 - $13.5 million) based on exchange rates in effect at year end (see Note 7 to our consolidated financial statements).

                  On January 30, 1998, the Company issued 10.75% Senior Subordinated Notes (the "Notes") due 2008 for aggregate proceeds of $75 million. Interest on the Notes is payable semi-annually. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2003 at specified redemption prices (see Note 8 to our consolidated financial statements). During fiscal 2002, the Company repurchased $1 million (2001 - $37.5 million and 2000 - $2.0 million) face amount of the Notes in the open market at a cost of approximately $602,000 (2001 - $28.1 million and 2000 - $1.5 million), resulting in a gain of $398,000 (2001 - $9.4 million and 2000 - $5.0 million) which has been included in other income (see Note 16 to our consolidated financial statements).

                  The Notes are unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes are effectively subordinated to all existing and future indebtedness and all other liabilities, including trade payables of the Company's subsidiaries.

                  During fiscal 2001, the Company exchanged its 13% Senior Exchangeable preferred shares for 13% Subordinated Notes due in 2008 (see Note 9(b)(ii) to our consolidated financial statements). This exchange of preferred shares for subordinated notes took place at face value. For accounting purposes, the exchange was accounted for as a debt modification and the difference between the redemption value of the subordinated notes, being $20 million plus accrued dividends in kind of $9.1 million, and the book value upon exchange, being $27.9 million, is being amortized on a straight-line basis over the remaining term of the subordinated notes as an adjustment to interest expense. These Notes are unsecured debt obligations and are subordinate to the 10.75% Senior Subordinated Notes.

                  Included in other long-term debt are two capital lease obligations for buildings in the Company's European subsidiaries. The obligations are denominated in Euro, bear interest at rates ranging from 7.90% to 9.65%. Total payments, including principal and interest, to be paid over the remainder of the leases are Euro 3,298. Annual payments in each of the next five years are included in the table below.

                  The Company had previously entered into an interest rate swap which remains in place and that fixed the interest rate on Euro 2.3 million ($2.2 million) of debt at 7.90% until June 30, 2011.

                  Payments of principal on long-term debt required during the next five years (in thousands):

2003                     $  237
2004                        263
2005                        294
2006                        328
2007                        367

                  The Company expects to incur costs in future periods to comply with changing environmental regulations at one of its plants, however, no amount has been recorded in these consolidated financial statements as the amount is not determinable.

                  At September 30, 2002 the Company had entered into a factoring agreement selling approximately Euro 7.6 million ($7.4 million) of its accounts receivable on a non-recourse basis. These transactions have been accounted for as a sale of financial assets.

                  On August 8, 2000, we completed the sale of our Union Metal Group for gross proceeds of $65 million. On October 3, 2001, we completed the sale of the Stainton Metal Company Limited subsidiary for approximately $13.3 million. The net proceeds of the sales have been invested in assets related to our business.

                  In connection with the sale of the Union Metal Group, $6 million of the sale proceeds were being held in escrow in order to protect the purchaser against, among other things, potential breaches of representations and warranties by us. On July 13, 2001, the purchaser of the Union Metal Group notified the Escrow Agent of certain disputed items in connection with the parties' entitlements to the escrow funds. On May 23, 2002, a settlement agreement was reached, $4 million of the escrow funds were returned to the purchaser of the Union Metal Group and $2 million plus accrued interest was released to the accounts of IUSI. An income statement adjustment was made on the gain originally reported on the sale.

                  We prepare our financial statements in accordance with Canadian GAAP. A summary of material adjustments to conform to U.S. GAAP are set out in Note 18 to our historical (Note 16 in 2001) annual consolidated financial statements. The following discussion should be read in conjunction with our historical financial statements and interim financial statements.

OPERATING RESULTS

FISCAL YEAR ENDED SEPTEMBER 30, 2002 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2001

                  In the fiscal year ended September 30, 2002 ("fiscal 2002"), net sales were $78.2 million, compared to $88.4 million for the year ended September 30, 2001 ("fiscal 2001"). This decrease relates primarily to the sale of Stainton Metal whose sales of $12.9 million were included in fiscal 2001 results. On a comparative basis, after adjusting for the disposition of Stainton Metal, the Company posted a 3.7% increase on year-over-year sales.

                  We did not see the growth in the North American markets that we had expected due to the effect of deregulation, economic recession, energy sector financing issues in conjunction with the decrease in activity levels in the capital markets and the uncertainty as to how the U.S. federal government intends to implement its National Energy Plan. Similarly, we have seen a reduction in spending in Europe in the transmission pole market. Since September 2002, we have seen a significant increase in Europe for the distribution pole market and we anticipate growth during fiscal 2003.

                  Cost of sales for fiscal 2002 was $53.5 million, compared with $60.3 million for fiscal 2001. This decrease relates to the lower sales level for 2002. Cost of sales, as a percentage of revenue was basically unchanged at 68.4% for 2002 compared to 68.3% for 2001, even though there were significant steel price increases and shortages.

                  Plant operating costs for fiscal 2002 were $8.2 million compared with $8.0 million in fiscal 2001. Selling and administrative expenses for fiscal 2002 were $19.8 million, compared with $18.0 million for fiscal 2001. These increases include $1.8 million of expenses to relocate and start up our new manufacturing facility in El Dorado, Kansas and increased costs relating to marketing strategies.

                  Depreciation and amortization for fiscal 2002 was $6.1 million, compared to $6.7 million for fiscal 2001, which included Stainton Metal.

                  Net loss in fiscal 2002 was $15.5 million ($1.31 per common share), compared with a loss of $6.6 million ($0.55 per common share) reported in 2001. This significant decrease is due to the loss of operating profits due to the sale of Stainton Metal, the cost of the U.S. plant relocation, the adjustment (reduction) in the gain on the sale of its subsidiaries Union Metal Corporation, located in Canton, Ohio and Metal Pole-Lite Inc., located in Montreal, Quebec ("the Union Metal Group") relating to the escrow settlement and the writedown of deferred financing costs. These are partially offset by the gain on the sale of Stainton Metal. Also during 2001, the Company had a significant gain relating to the open market purchase of its Senior Subordinated Notes, thereby improving (reducing) the loss for fiscal 2001. During fiscal 2002, the Euro gained strength against the U.S. dollar which reduced the cumulative foreign currency translation adjustment by $3.3 million. This in turn reduced the shareholder deficiency by the same amount.

                  As at September 30, 2002 cash balance stood at $5.2 million, compared with $4.6 million at September 30, 2001.

                  The Company has an unfunded pension obligation relating to its employees in France. At September 30, 2002, the estimated present value of the obligation was $2.0 million (2001 - $1.7 million and 2000 - $1,091).

                  The Company expects to incur costs in future periods to comply with changing environmental regulations at one of its plants, however, no amount has been recorded in these consolidated financial statements as the amount is not determinable.

FISCAL YEAR ENDED SEPTEMBER 30, 2001 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2000

                  Audited financial statements for fiscal 2001 include comparable figures shown for 2000. During the year ended September 30, 2000 ("fiscal 2000") (August 8, 2000) the Company completed the sale of the Union Metal Group. The significant decrease in net sales and earnings relates to the sale of these subsidiaries. There is a net gain included in net income for fiscal 2000 from the sale of these subsidiaries.

                  In fiscal 2001, net sales were $88.4 million, compared with $153.9 million for fiscal 2000. This decrease of 42.6% relates primarily to the sale of Union Metal Group whose sales of $53.8 million were included in fiscal 2000 results. In addition, foreign exchange had a negative effect on sales because the Euro was 8% weaker against the US dollars year over year. This caused an additional $6 million reduction, when converted to US dollars, even though sales were stable at our Petitjean subsidiary before conversion to US dollars.

                  Cost of sales for fiscal 2001 was $60.3 million, compared with $108.5 million for fiscal 2000. This decrease is attributable to the lower sales level for 2001. Cost of sales, as a percentage of revenue, decreased to 68.3% of sales for fiscal 2001, from 70.5% in fiscal 2000. This is reflective of improved efficiencies and pricing particularly in the U.S.

                  Plant operating costs for fiscal 2001 were $8.0 million, compared with $12.3 million in fiscal 2000. Selling and administrative expenses for fiscal 2001 were $18.0 million, compared with $24.8 million for fiscal 2000. The reduction of these two expense categories reflects the sale of the Union Metal Group and also a reduction of costs in these categories within the remaining subsidiaries.

                  Depreciation and amortization for fiscal 2001 were $6.7 million, compared to $7.7 million for fiscal 2000, which included the Union Metal subsidiaries.

                  Net loss in fiscal 2001 was $6.6 million ($0.55 per share), compared with a net gain of $20.2 million ($1.62 per share) reported in 2000. This significant decrease is due to the gain on sale of the Union Metal Group that was included in the fiscal 2000 results.

                  At September 30, 2001, cash balance stood at $4.6 million, compared with $48.0 million at September 30, 2000. This cash reduction was due to re-investment in the Company and a reduction of senior subordinated notes outstanding.

LIQUIDITY AND CAPITAL RESOURCES

                  Historically, the Company's primary cash needs have been for capital expenditures, the acquisition of Petitjean, working capital and to fund operating losses. The Company has satisfied its cash requirements through the sale of assets, cash generated from operations, and credit facilities.

                  On January 30, 1998, the Company issued 10.75% Senior Subordinated Notes (the "Notes") due 2008 for aggregate proceeds of $75 million. Interest on the Notes is payable semi-annually. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2003 at specified redemption prices (see Note 8 to our consolidated financial statements). During fiscal 2002, the Company repurchased $1 million (2001 - $37.5 million and 2000 - $2.0 million) face amount of the Notes in the open market at a cost of approximately $602,000 (2001 - $28 million and 2000 - $1.5 million), resulting in a gain of $398,000 (2001 - $9.4 million and 2000 - $5.0 million) which has been included in other income (see Note 16 to our consolidated financial statements).

                  The Notes are unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes are effectively subordinated to all existing and future indebtedness and all other liabilities, including trade payables of the Company's subsidiaries.

                  During fiscal 2001, the Company exchanged its 13% Senior Exchangeable preferred shares for 13% Subordinated Notes due in 2008 (see Note 9(b)(ii) to our consolidated financial statements). This exchange of preferred shares for subordinated notes took place at face value. For accounting purposes, the exchange was accounted for as a debt modification and the difference between the redemption value of the subordinated notes, being $20 million plus accrued dividends in kind of $9.0 million, and the book value upon exchange, being $27.9 million, is being amortized on a straight-line basis over the remaining term of the subordinated notes as an adjustment to interest expense. These Notes are unsecured debt obligations and are subordinate to the 10.75% Senior Subordinated Notes.

                  Included in other long-term debt are two capital lease obligations for buildings in the Company's European subsidiaries. The obligations are denominated in Euro, bear interest at rates ranging from 7.90% to 9.65%. Total payments, including principal and interest, to be paid over the remainder of the leases are Euro 3,298. Annual payments in each of the next five years are included in the table below.

                  The Company had previously entered into an interest rate swap which remains in place and that fixed the interest rate on Euro 2.3 million ($2.2 million) of debt at 7.90% until June 30, 2011.

                  Payments of principal on long-term debt required during the next five years (in thousands):

2003                                                $  237
2004                                                   263
2005                                                   294
2006                                                   328
2007                                                   367

                  The Company currently has credit facilities in Europe totalling $5.7 million, bearing interest at average rates of 4.9% per annum and are repayable on demand. These credit facilities are secured primarily by customer invoices. At December 31, 2002, the European subsidiaries were using $5.3 million of the $5.7 million credit facilities. Our Petitjean subsidiary has in place a EUR 15.0 million factoring agreement with a bank in France, which allows Petitjean to sell certain of its French customer invoices on a non-recourse basis. At December 31, 2002, Petitjean was using EUR 12.6 million of this EUR 15.0 million facility. On January 30, 2003, after obtaining the consents of holders of a majority of the aggregate principal amount outstanding of each of the Senior Subordinated and Subordinated Notes to certain amendments to the indentures pursuant to which such Notes were issued, the Company's subsidiary, IUS France SAS, entered into a five (5) year term loan agreement with a bank in France. The initial advance was funded in the amount of EUR 4.0 million, which was used to partially repay an inter-company loan granted by IUSI in connection with the Petitjean acquisition. The funds were used to pay the February 1, 2003 interest payment on the Notes and for working capital purposes. Subject to satisfaction of certain conditions precedent, the agreement contemplates a further advance of EUR 7.0 million to be used for inter-company loan repayment and working capital purposes.

                  Our capital expenditures for the year ended September 30, 2002 were $2.8 million. We expect capital expenditures for the next twelve months will be approximately $3.0 million based upon our budget. Such expenditures relate to the installation of equipment to increase capacity and add further automation, improve material handling and general equipment upgrades at our facilities.

                  Net cash used in operations was $13.1 million in fiscal 2002 compared to $6.3 million in fiscal 2001. The increase in cash used relates primarily to increased losses from operations due to lower sales and increased fixed costs including the cost of the plant relocation in the U.S.

                  We believe that our cash on hand and cash flow from operating activities, together with borrowings available under local working capital facilities and IUS France's term loan will be sufficient to fund our anticipated working capital needs and capital spending requirements as well as debt service requirements in the foreseeable future.

INFLATION

                  We do not believe that inflation has had a material impact on our results of operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                  In addition to the U.S. GAAP differences referred to in Note 18 to our historical financial statements, the following accounting standards issued by the Financial Accounting Standards (the "FAS") Board in the United States may become applicable to our reported results when reconciled to U.S. GAAP, but have not yet been adopted by us because such standards are not effective for the periods presented.

                  On June 15, 1998, FAS 133, "Accounting for Derivative Instruments and for Hedging Activities", was issued. This standard provides comprehensive and consistent standards for the recognition and measurement of derivatives and hedging activities. Generally, FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting requirements for different types of hedging activities. FAS 133 is effective for our fiscal year beginning October 1, 2001. At September 30, 2002, we did not have any derivative instruments outstanding, no material impact is anticipated on the initial adoption of FAS 133.

RESEARCH AND DEVELOPMENT

                  We have a full time engineering, research and development staff and retain the services of outside consultants to assist with highly specialized research and development. We believe that our combination of full time engineering, research and development staff and outside consultants enables us to achieve our objectives in a cost effective and efficient manner. The engineering, research and development staff and outside consultants are responsible for the development and improvement of our manufacturing process, particularly relating to product efficiency, quality, safety and profitability.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND EXECUTIVE OFFICERS

                  Each director is generally elected by a vote at the annual meeting of the shareholders and serves for a term of one year. Each executive officer will serve until his or her successor is duly appointed or elected by the Board of Directors or his or her earlier removal or resignation from office. There are no family relationships between any of our executive officers or our directors.

                  The following table states the name, municipality of residence and principal occupation of each of our directors, executive officers and certain of our senior management:

                                                                                                                      DATE
                                                                           PRINCIPAL OCCUPATION                     BECAME A
                       NAME AND POSITION                               AND MUNICIPALITY OF RESIDENCE            DIRECTOR/OFFICER
------------------------------------------------------------      ----------------------------------------      ------------------
Robert G. J. Jack(1)........................................      President and Chief Executive Officer         February 1, 1994
President and Chief Executive Officer and a Director              International Utility Structures Inc.
                                                                  Calgary, AB

Senator Jack Austin, Q.C.(3)................................      Business Consultant                           June 25, 1994
Director                                                          Vancouver, BC

John S. Burns, Q.C.(3)......................................      Partner, Bennett Jones LLP                    September 25, 1995
Director                                                          Barristers and Solicitors
                                                                  Calgary, AB

Robert J. S. Gibson(1)(2)...................................      President of Stuart & Company Limited         February 1, 1994
Director                                                          (private investment firm) and Managing
                                                                  Director of Alsten Holdings Ltd. (private
                                                                  investment firm)
                                                                  Calgary, AB

Brian G. Kenning(1)(2)......................................      Chairman of B.C. Pacific Capital              February 1, 1994
Non-Executive Chairman of the Board of Directors                  Corporation (a merchant bank and investment
                                                                  company)
                                                                  Vancouver, BC

Terrence A. Lyons(1)(2)(3)..................................      President of B.C. Pacific Capital             February 1, 1994
Director                                                          Corporation
                                                                  Vancouver, BC

David B. Olsen(3)...........................................      President of Clipper Windpower                September 25, 1995
Director                                                          Development (a wind power research and
                                                                  development company)
                                                                  Ventura, CA, USA

Edward R. Pitts(1)(4).......................................      Retired since September 30, 2000. Prior       October 5, 2000
Director                                                          thereto President & Chief Executive Officer,
                                                                  Union Metal Corporation (or similar
                                                                  positions) since 1993.
                                                                  Blossom, TX, USA

Michel Akoum................................................      Director General                              January 30, 1998
Director General, Petitjean Industries S.A.S.                     Petitjean Industries S.A.S.
                                                                  Saint-Andre-Les-Vergers Cedex, France

Gerald A. Diener............................................      Vice President, Finance and Chief Financial   August, 1996
Vice President, Finance and Chief Financial Officer               Officer
                                                                  International Utility Structures Inc.
                                                                  Calgary, AB

Ann M. Mooney...............................................      Corporate Secretary                           April, 1996
Corporate Secretary                                               International Utility Structures Inc.
                                                                  Calgary, AB

------------------
        (1)       Member, executive committee of the Board of Directors.

        (2)       Member, audit committee of the Board of Directors.

        (3) Member, compensation and corporate governance committees of the Board of Directors.

        (4) Mr. Pitts has a continuing consulting arrangement with the Company. See: "Compensation."

ROBERT G. J. JACK President and Chief Executive Officer

                  Mr. Jack has been our President and Chief Executive Officer or held similar positions with us or similar businesses since 1988. Prior to 1988, Mr. Jack was Director of Marketing for Scientific Medical Systems, formerly Squibb Medical Systems (1986 to 1987) and prior to that held management positions with Picker International and Johnson and Johnson. Mr. Jack's areas of responsibility in these companies were focused on the sales and marketing of high technology diagnostic imaging products such as CAT scanners, Nuclear Magnetic Resonance Systems, ultrasound scanners and digital X-ray technologies. While with Squibb Medical Systems, Mr. Jack was based in London, England and held global corporate marketing responsibility for all countries outside of the United States. During his tenure with the Technicare Division of Johnson and Johnson, Mr. Jack held sales management responsibility for the Far East.

SENATOR JACK AUSTIN, P.C., Q.C. Director

                  Senator Austin is a Business Consultant working out of Vancouver, B.C. Prior to this he was an Associate Counsel with Boughton Peterson Yang Anderson, Barristers and Solicitors, in Vancouver since 1992. Senator Austin is also President of the Canada China Business Council (since 1992), Canadian Chairman of the North American Institute (since 1988) and a member of The Advisory Council of the International Institute of Applied Systems Analysis, Vienna (since 1986). Senator Austin served in the Federal Government from 1981 to 1984 in a number of Cabinet positions. Senator Austin was appointed to the Senate in 1975.

JOHN S. BURNS, Q.C. Director

                  Mr. Burns is a Partner of Bennett Jones LLP, Barristers and Solicitors.

ROBERT J. S. GIBSON Director

                  Mr. Gibson has been President of Stuart & Company Limited since 1992 and Managing Director of Alsten Holdings Ltd. since 1977, both private investment companies. Mr. Gibson has also been President of Sunchild Energy Resources Inc., a company providing management and consulting services, since 1979. Prior to 1977, Mr. Gibson was Area Manager for Abbey Glen Property Corporation.

BRIAN G. KENNING Non-Executive Chairman of the Board of Directors

                  Mr. Kenning is Chairman of B.C. Pacific Capital Corporation and has held similar senior positions with this company since 1987. Prior to 1987, Mr. Kenning was Assistant Vice President, Corporate Planning for Versatile Corporation (1984 to 1987) and prior to that was Manager, Corporate Planning for Versatile Corporation (1981 to 1984).

TERRENCE A. LYONS Director

                  Mr. Lyons is President of B.C. Pacific Capital Corporation and has held similar senior positions with this company since 1987. Prior to 1987, Mr. Lyons was Vice President Marine Projects for Versatile Corporation (1985 to
1987) and prior to that was Assistant Vice President, Operations Planning for Versatile Corporation (1981 to 1985).

DAVID B. OLSEN Director

                  Mr. Olsen is the President of Clipper Windpower Development. From 1999 to 2001 he was the President of the Chief Executive Officer to Advance Sustainable Technology. From 1996 to 1999, he was President and Chief Executive Officer of Patagonia Inc. From 1988 to 1995, Mr. Olsen was President of Peak Power Corporation and from 1993 to 1995 Vice President, Marketing for Magma Power Company of San Diego, California. Prior thereto, he was President and Chief Executive Officer of Northern Power Systems of Waitsfield, Vermont.

EDWARD R. PITTS Director

                  Mr. Pitts acts as a consultant to IUSI. Prior to his retirement on September 30, 2000, Mr. Pitts was President of Union Metal Corporation and has held similar positions with us since 1993. Prior to 1993, Mr. Pitts was Vice President, General Manager, Meyer Industries -- Steel Structure group for FL Industries (1986 to 1993), prior to that was Vice-President, Director of Operations for ITT Meyer Industries (1980 to 1986) and prior to that was General Manager for ITT Meyer Industries (1974 to 1980). As of October 1, 2000, Mr. Pitts has a consulting arrangement with the Company.

MICHEL AKOUM Director General, Petitjean Industries S.A.S.

                  Mr. Akoum has been Director General of Petitjean since June 17, 1999. From January 1994 to June 1999, he was Petitjean's International Sales and Marketing Manager, and from January 1990 to December 1993 its Export Manager. Prior thereto, Mr. Akoum was the Area Export Manager for Pirelli Cable Company.

GERALD A. DIENER Vice President Finance and Chief Financial Officer

                  Mr. Diener has been our Vice President Finance and Chief Financial Officer and has held similar positions with us since August 1996. Prior to August 1996, Mr. Diener was Vice President Finance of Northside Industries Inc., a metal fabrication company.

ANN M. MOONEY Corporate Secretary

                  Ms. Mooney has been our Corporate Secretary since April 1996 and was an Executive Assistant with us since July 1994. Prior thereto, Ms. Mooney was Executive Secretary for Royal Trust Energy Corporation.

B.       COMPENSATION

                  For the year ended September 30, 2002, we paid our directors and executive officers approximately $2.1 million, compared with $2.3 million in 2001.

                  For the year ended September 30, 2002, we did not set aside any funds for pension, retirement or similar benefits for our directors and executive officers.

SUMMARY COMPENSATION TABLE

         The following table sets forth information concerning the total compensation during the last three fiscal years of our Chief Executive Officer and each of our other four most highly compensated executive officers whose aggregate of salary plus bonus exceeds $100,000 for the fiscal year (the "Named Executive Officers").

--------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL       YEAR ENDED                                                     LONG-TERM         ALL OTHER
POSITION                SEPTEMBER 30           ANNUAL COMPENSATION                     COMPENSATION     COMPENSATION
--------------------------------------------------------------------------------------------------------------------
                                                                                     SECURITIES UNDER
                                                                                       OPTIONS/SARS
                                                                    OTHER ANNUAL          GRANTED
                                        SALARY        BONUS         COMPENSATION           (#)(1)
--------------------------------------------------------------------------------------------------------------------
                                                           US$ UNLESS INDICATED OTHERWISE
--------------------------------------------------------------------------------------------------------------------
Robert G.J. Jack            2002      395,125(2)     121,256            60,460               Nil               Nil
President and Chief     --------------------------------------------------------------------------------------------
Executive Officer,          2001      250,000        220,344            71,325               Nil               Nil
the Corporation         --------------------------------------------------------------------------------------------
                            2000      250,000        490,818(3)         12,452            15,000               Nil
--------------------------------------------------------------------------------------------------------------------
Gerald A. Diener            2002      212,197(2)      75,562            46,548            30,000*              Nil
Vice President          --------------------------------------------------------------------------------------------
Finance and Chief           2001      150,000         96,170            28,329               Nil               Nil
Financial Officer,      --------------------------------------------------------------------------------------------
the Corporation             2000      150,000        245,477(3)         12,309            15,000               Nil
--------------------------------------------------------------------------------------------------------------------
William Weber               2002      243,405              -            19,936               Nil               Nil
Regional Sales          --------------------------------------------------------------------------------------------
Manager,                    2001      124,801              -            11,967               Nil               Nil
U.S. Subsidiary         --------------------------------------------------------------------------------------------
                            2000      131,197              -            11,967               Nil               Nil
--------------------------------------------------------------------------------------------------------------------
Roger McCleary              2002      191,171              -            20,012            10,000*              Nil
National Sales          --------------------------------------------------------------------------------------------
Manager,                    2001       97,994              -             7,200               Nil               Nil
U.S. Subsidiary         --------------------------------------------------------------------------------------------
                            2000       70,181              -             7,200               Nil               Nil

--------------------------------------------------------------------------------------------------------------------
Michel Akoum                2002      172,100         60,688             6,171             5,000*              Nil
Director General,       --------------------------------------------------------------------------------------------
Petitjean S.A.S.            2001      163,907          7,895             2,838            25,000*              Nil
                        --------------------------------------------------------------------------------------------
                            2000      184,607         97,870             2,295               Nil               Nil
--------------------------------------------------------------------------------------------------------------------

NOTES:

(1) Options have been granted and are outstanding pursuant to the treasury share stock option plan with the exception of those marked "*" which were granted and are outstanding pursuant to the market purchase ancillary stock option plan.

(2) These amounts represent an increase retroactive to October 1, 2000, of $75,125 and $32,197 for Mr. Jack and Mr. Diener respectively.

(3) A significant portion of each of these amounts represents a special bonus paid with respect to the individual's extraordinary efforts in contributing to the successful completion of the sale of the Union Metal Group. See "Components of Compensation".

EMPLOYMENT AGREEMENTS

         The Corporation has entered into employment agreements with Messrs. Jack and Diener. The agreements provide that such officers shall be entitled to such remuneration and other benefits and perquisites as are determined from time to time by the Board of Directors. The agreements also provide that in any of the following events; termination of employment (for other than just cause), demotion, material reduction in remuneration or benefits (unless part of a general cost reduction program), certain events leading to the cessation of carrying on business and, in certain circumstances, a change of control: (i) such officers will be entitled to receive, in lieu of notice and severance compensation, a monetary payment equal to 2 times annual salary; (ii) any stock options held will vest; and (iii) certain other employee related benefits will continue for a specified period. The agreements also contain customary non-competition and confidentiality provisions.

OPTION GRANTS DURING THE YEAR ENDED SEPTEMBER 30, 2002

         Options which were granted pursuant to the Corporation's stock option plans to the Named Executive Officers during the financial year ended September 30, 2002 are set forth in the following table. The Corporation has not granted any stock appreciation rights.

-----------------------------------------------------------------------------------------------------------------------
                                                                                  MARKET VALUE OF
                                                                                    SECURITIES
                        SECURITIES(1)                                               UNDERLYING
                        UNDER OPTIONS    % OF TOTAL OPTIONS                       OPTIONS AT DATE
                           GRANTED           GRANTED TO        EXERCISE PRICE        OF GRANT(2)
        NAME            (# OF SHARES)    EMPLOYEES IN 2002       ($/SHARE)            ($/SHARE)         EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------------
Michel Akoum               5,000(3)                2%              $1.15             $0.70            January 23, 2011
------------------------------------------------------------------------------------------------------------------------
Gerald Diener             30,000(4)               13%              $1.15             $0.70            December 21, 2011
------------------------------------------------------------------------------------------------------------------------
Roger McCleary            10,000(4)                4%              $1.15             $0.70            December 21, 2011
------------------------------------------------------------------------------------------------------------------------

NOTES:

(1)  The securities are common shares in the capital of the Corporation.

(2)  As reported on The Toronto Stock Exchange.

(3) The options became exercisable as to 20% of the number of common shares that may be acquired thereunder on November 19, 2001, and as to a further 20% of the number of common shares that may be acquired thereunder on November 19, 2002. The options vest as to a further 20% of the number of common shares that may be acquired thereunder on November 19, 2003, November 19, 2004 and November 19, 2005. (These options were reported in error as part of the 30,000 reported in the 2001 Management Proxy Circular.)

(4) The options became exercisable as to 20% of the number of common shares that may be acquired thereunder on December 21, 2001, and as to a further 20% of the number of common shares that may be acquired thereunder on December 21, 2002. The options vest as to a further 20% of the number of common shares that may be acquired thereunder on December 21, 2003, December 21, 2004 and December 21, 2005.

         No stock options previously granted by us were subject to re-pricing during the financial year ended September 30, 2002.

REPORT ON EXECUTIVE COMPENSATION

         The Corporation's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee is responsible for reviewing the structure and competitiveness of the Corporation's executive compensation and benefits.

COMPONENTS OF COMPENSATION

         The salary of each executive officer is determined having regard to such executive officer's responsibilities, individual performance, overall corporate performance, years of service, potential for advancement, performance review by immediate supervisors and the assessment by the Compensation Committee and the Board of Directors of such other matters as may be presented by management. The Corporation's compensation policy is composed of: (i) base salary and benefits, (ii) bonuses, and (iii) the award of stock options.

         The Corporation's executive officers participate in the Corporation's various benefit programs on the same basis as all employees. Base salary is generally determined based on the responsibilities of the position, after comparing to similar positions outside the Corporation.

         Executive officers are eligible to receive cash bonuses based on corporate and individual performance and based on contributions to the success of strategic transactions at the discretion of the Board of Directors and by non-discretionary participation in a bonus plan based on the subsidiary or consolidated financial performance of the Corporation.

         During fiscal 2000 the Corporation established a discretionary bonus plan related to strategic transactions which may be entered into from time to time, whereby key senior executive officers and other employees may be selected by the Chief Executive Officer to participate in this plan. Under the plan, the Board of Directors identifies specific potential strategic transactions and allocates a bonus pool based on the level of success achieved for the transaction. The bonus pool is then apportioned among the individuals selected or being key to the success of the particular transaction.

         The financial performance, "EBITDA Bonus Plan" (earnings before interest, taxes, depreciation and amortization) is based on subsidiary or consolidated results of the Corporation. EBITDA bonuses are calculated as a percentage of EBITDA (ranging from 1/2% to 3%) less a percentage of working capital required (ranging from 1/6% to 1/2%). The percentage applied is dependent upon the executive officer's position and whether the officer is employed by a subsidiary or the parent company. The higher percentage range is applied to executives of subsidiaries with the lower percentage range applied to executives of the parent.

         The Corporation has in place a treasury share employee stock option plan and a market purchase ancillary employee stock option plan under which awards have been, or may be, made to executive officers. Stock options are awarded to executive officers in amounts relative to position, performance and what is generally considered competitive in the industry.

Compensation of Chief Executive Officer

         The President and Chief Executive Officer, Mr. Jack, has been employed by the Corporation or its predecessors since 1988. Mr. Jack's compensation is based on annual salary, bonuses and other benefits and is determined by the same procedures used to develop the compensation arrangements for the other executive officers.

COMPENSATION OF DIRECTORS

         Our directors receive an annual retainer of $12,000 and payments of $500 per 1/2 day and $1,000 per full day Board meetings.

STOCK OPTION PLANS

TREASURY SHARE STOCK OPTION PLAN

                  On November 23, 1995, we implemented a treasury share stock option plan for our directors, officers, consultants and employees. Our Board of Directors, or a committee of our Board of Directors designates which directors, officers, consultants and employees are to be granted options. As at September 30, 2002, the number of common shares reserved for issuance under such option plan was 1,344,500 common shares. The exercise price is fixed by our Board of Directors at the time the option is granted, subject to regulatory requirements.

If the common shares are then listed on a stock exchange, no option may be granted with an exercise price at a discount to "market price", which is the closing price of the common shares on such exchange on the first day preceding the date of grant on which at least one board lot of the common shares traded on such exchange. Unless otherwise determined by our Board of Directors, an option has a term of 10 years and may vest at such times as our Board of Directors may determine at the time of grant, subject to the rules of any stock exchange or other regulatory body having jurisdiction. Options are not assignable. Provision is made for accelerated vesting in certain circumstances and early termination in the event of death or cessation of employment.

                  As of February 1, 2003, we had the following treasury share stock options exercisable into common shares outstanding.

                                           NUMBER OF                             EXERCISE PRICE
                                           ---------                             --------------
               TITLE                     COMMON SHARES     DATE OF GRANT           PER - CDN $       DATE OF EXPIRY
               -----                     -------------   -----------------       ------------      -----------------
DIRECTORS AND EXECUTIVE OFFICERS
   Michel Akoum                                5,000     February 3, 1998            3.05          February 2, 2008
   Senator Jack Austin                        50,000     November 13, 1995           4.25          November 12, 2005
                                              10,000     February 3, 1998            3.05          February 2, 2008
   John S. Burns                              50,000     November 13, 1995           4.25          November 12, 2005
                                              10,000     February 3, 1998            3.05          February 2, 2008
   Gerald A. Diener                           50,000     December 19, 1996           4.50          December 18, 2006
                                              60,000     July 29, 1997               4.50          July 28, 2007
                                              25,000     February 3, 1998            3.05          February 2, 2008
                                              15,000     July 20, 2000               1.60          July 19, 2010
   Robert J. S. Gibson                        50,000     November 13, 1995           4.25          November 12, 2005
                                              10,000     February 3, 1998            3.05          February 2, 2008
   Robert G. J. Jack                         100,000     November 13, 1995           4.25          November 12, 2005
                                              50,000     December 19, 1996           4.50          December 18, 2006
                                              50,000     February 3, 1998            3.05          February 2, 2008
                                              15,000     July 20, 2000               1.60          July 19, 2010
   Brian G. Kenning                           50,000     November 13, 1995           4.25          November 12, 2005
                                              10,000     February 3, 1998            3.05          February 2, 2008
   Terrance A. Lyons                          50,000     November 13, 1995           4.25          November 12, 2005
                                              10,000     February 3, 1998            3.05          February 2, 2008
   Ann Mooney                                 20,000     November 13, 1995           4.25          November 12, 2005
                                              10,000     December 19, 1996           4.50          December 18, 2006
                                              10,000     February 3, 1998            3.05          February 2, 2008
                                              10,000     July 20, 2000               1.60          July 19, 2010
   David B. Olsen                             50,000     November 13, 1995           4.25          November 12, 2005
                                              10,000     February 3, 1998            3.05          February 2, 2008
   Edward R. Pitts                            60,000     November 13,1995            4.25          November 12, 2005
                                              15,000     December 19,1996            4.50          December 18, 2006
                                              30,000     February 3, 1998            3.05          February 2, 2008
                                              15,000     July 20, 2000               1.60          July 19, 2010
   William Weber                              25,000     December 19, 1996           4.50          December 19, 2006
                                              10,000     February 3, 1998            3.05          February 2, 2008
EMPLOYEES                                    189,500     November 13, 1995           4.25          November 12, 2005
                                              40,000     December 19, 1996           4.50          December 18, 2006
                                              60,000     February 3, 1998            3.05          February 2, 2008
                                              20,000     March 19, 1998              4.50          March 18, 2008
                                              20,000     December 11, 1998           3.45          December 10, 2008
                                              15,000     July 20, 2000               1.60          July 19, 2010
                                           ---------
TOTAL                                      1,279,500

         As of February 1, 2003, our officers and directors owned treasury share plan options for 935,000 common shares.

MARKET PURCHASE ANCILLARY STOCK OPTION PLAN

         On November 29, 2000, we implemented a market purchase ancillary stock option plan for our directors, officers, consultants and employees. Our Board of Directors, a committee of our Board of Directors, the President or any officer delegated by our Board of Directors designates which directors, officers, consultants and employees are to be granted options. As at September 30, 2002 the number of common shares reserved for issuance under such option plan was 1,054,400 common shares. The exercise price is equal to the market purchase price of the option shares. Unless otherwise determined by our Board of Directors, an option has a term of 10 years and may vest at such times as our Board of Directors may determine at the time of grant. Options are not assignable. Provision is made for accelerated vesting in certain circumstances and early termination in the event of death or cessation of employment.

         As at February 1, 2003, we had the following ancillary stock options exercisable into common shares outstanding.

                                   NUMBER OF                                EXERCISE PRICE
                                   ---------                                --------------
                                     COMMON                                     PER
                                     ------                                     ---
           TITLE                     SHARES           DATE OF GRANT             CDN$               DATE OF EXPIRY
           ------                    ------           -------------             ----               --------------
DIRECTORS AND EXECUTIVE
OFFICERS
  Michel Akoum                         15,000      January 23, 2001              1.15           January 23, 2011

                                        2,000      November 19, 2001             1.15           November 19, 2011

  Gerald A. Diener                     12,000      December 21, 2001             1.15           December 21, 2011

  Roger McCleary                        4,000      December 21, 2001             1.15           December 21, 2011

  Ann Mooney                            3,000      January 23, 2001              1.15           January 23, 2011

                                        2,000      December 21, 2001             1.15           December 21, 2011

EMPLOYEES                             137,600      January 23, 2001              1.15           January 23, 2011

                                        4,000      November 19, 2001             1.15           November 19, 2011

                                       53,360      December 21, 2001             1.15           December 21, 2011
                                      -------
TOTAL                                 232,960

         All of these options have been granted and are outstanding pursuant to our market purchase ancillary stock option plan.

         As of February 1, 2003, our officers and directors owned ancillary plan options for 80,000 common shares.

C.       BOARD PRACTICES

         COMMITTEES OF THE BOARD OF DIRECTORS

                  Our Board of Directors has four standing committees: an executive committee, an audit committee, a compensation committee and a corporate governance committee. The executive committee consists of Robert G. J. Jack, Robert J. S. Gibson, Brian G. Kenning, Terrence A. Lyons, and Edward R. Pitts. The audit committee, which consists of Robert J. S. Gibson, Brian G. Kenning, and Terrence A. Lyons, selects and engages the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit. The compensation committee, which consists of Senator Jack Austin, John S. Burns, Terrence A. Lyons and David B. Olsen, establishes remuneration levels for our senior officers. The corporate governance committee consists of Senator Jack Austin, John S. Burns, Terrence A. Lyons and David B. Olsen.

                  As of October 1, 2000, we entered into a consulting agreement with Mr. Pitts. Pursuant to the agreement, we have agreed to pay Mr. Pitts $1,000 per day for each day of consulting. The scope of such consulting is to be agreed, from time to time, between Mr. Pitts and the Company.

                  The terms of office of our directors and officers are set forth in Item 6.A. above.

D.       EMPLOYEES

                  As of September 30, 2002, we employed approximately 835 personnel, consisting of 763 in Europe and 72 in North America. As of September 30, 2001, we employed approximately 930 personnel, consisting of 850 in Europe and 80 in North America. As of September 30, 2000, we employed approximately 961 personnel, consisting of 887 in Europe and 74 in North America.

                  An estimated 10% of our employees in France are members of a union with all of such employees, excluding senior management, covered by a collective agreement. We believe that our relations with both our unionized as well as non-unionized employees are good.

E.       SHARE OWNERSHIP

                  The following table sets forth the ownership as of February 1, 2003 of the directors and executive officers, individually and as a group:

                                                                                                   PERCENTAGE OF
                                                                                                    OUTSTANDING
                                                                                  NUMBER OF           COMMON
                                    NAME                                       COMMON SHARES(1)      SHARES(1)
---------------------------------------------------------------------------    ---------------     -------------
Robert G.J. Jack(1) (2)                                                             548,702              4.00%
Senator Jack Austin, Q.C.(3)                                                        139,783              1.02%
John S. Burns(3)*                                                                    60,000              0.44%
Robert J.S. Gibson(3)                                                               644,105              4.70%
Brian G. Kenning(1)(3)                                                              575,845              4.20%
Terrence A. Lyons(1)(3)                                                             575,845              4.20%
David B. Olsen(3)*                                                                   60,000              0.44%
Edward R. Pitts(4)                                                                  146,000              1.06%
Gerald A. Diener(5)                                                                 263,200              1.92%
Ann M. Mooney(6)*                                                                    54,000              0.39%
Michel Akoum(7)*                                                                     22,000              0.16%
Roger McCleary(8) *                                                                   4,000              0.03%
William Weber(9) *                                                                   35,000              0.26%
                                                                                  ---------             ------
Directors and executive officers as a group (13 persons)                          3,128,480             22.82%

----------

    * Indicates those who own less than 1% of the common stock of the Company.

    1. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "Commission") and generally includes voting or investment power with respect to securities. Common shares relating to options currently exercisable or exercisable within 60 days of February 12, 2003, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. The 548,702 common shares held by Robert G.J. Jack, together with 582,173 common shares held by Karen Jack have been aggregated and are subject to a voting trust arrangement where discretion to vote the shares is given to Mr. Jack by the depositing shareholders. The 575,845 common shares held by Brian G. Kenning, together with 464,080 common shares held by Jill Kenning have been aggregated and are subject to a voting trust arrangement where discretion to vote the shares is given to Mr. Kenning by the depositing shareholders. The 575,845 common shares held by Terrence A. Lyons, together with 464,080 common shares held by Julie Paul have been aggregated and are subject to a voting trust arrangement where discretion to vote the shares is given to Mr. Lyons by the depositing shareholders.

    2.   Includes 209,000 exercisable options. See "Stock Option Plans."

    3.   Includes 60,000 exercisable options. See "Stock Option Plans."

    4.   Includes 114,000 exercisable options. See "Stock Option Plans."

    5.   Includes 156,000 exercisable options. See "Stock Option Plans."

    6.   Includes 51,000 exercisable options. See "Stock Option Plans."

    7.   Includes 22,000 exercisable options. See "Stock Option Plans."

    8.   Includes 4,000 exercisable options. See "Stock Option Plans."

    9.   Includes 35,000 exercisable options. See "Stock Option Plans."

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                  A.       MAJOR SHAREHOLDERS

                  As of February 1, 2003, to our knowledge, the following persons beneficially owned 5% or more of our issued and outstanding common shares.

                                                                                                           PERCENTAGE OF
                                                                                             NUMBER OF      OUTSTANDING
                                                                                              COMMON          COMMON
                                          NAME                                               SHARES(1)       SHARES(1)
----------------------------------------------------------------------------------------     ---------     -------------
Lemans Realty                                                                                1,034,859         7.54%

    (1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common shares relating to options currently exercisable or exercisable within 60 days of February 1, 2003, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                  To our knowledge, in the last three years, there has not been any significant change in ownership by major shareholders.

                  Our major shareholders do not have different voting rights.

                  The portion of our common shares held in the United States is 4.8% and the number of record holders is 47.

                  To our knowledge, we are not, directly or indirectly, owned or controlled by another corporation, or by any foreign government. We are not currently aware of any arrangements the operation of which may at a subsequent date result in a change of control of IUSI.

                  B.       RELATED PARTY TRANSACTIONS

                  The following is a description of all loans or transactions between IUSI and related parties.

                  Robert G. J. Jack is indebted to the Corporation in the amount of CDN$229,225. Principal is due on September 30, 2004 (or earlier in certain contingent circumstances) and the loan is non-interest bearing.

                  Gerald A. Diener is indebted to the Corporation in the amount of CDN$76,500. Principal is due on September 30, 2004 (or earlier in certain contingent circumstances) and the loan is non-interest bearing.

                  Upon his retirement, Edward Pitts entered into a consultant agreement with the Company pursuant to which he is paid $1,000 per day worked for consulting services.

ITEM 8:  FINANCIAL INFORMATION

                  See Item 17: Financial Statements.

LEGAL PROCEEDINGS

                  We are involved in various legal proceedings arising in the ordinary course of our business. We believe that the liabilities, if any, arising from all pending legal proceedings in the aggregate will not have a material adverse effect on our financial condition or results of operations.

ITEM 9:  LISTING

A.       LISTING DETAILS

                  Our common shares are listed on The Toronto Stock Exchange, and were listed on The Alberta Stock Exchange and the Montreal Exchange, in all cases under the symbol "IUS". On February 12, 2003, the last reported sale price of our common shares on the Toronto Stock Exchange was Cdn$0.45 per share. The following are the price ranges as reported by The Alberta Stock Exchange, the Montreal Exchange and The Toronto Stock Exchange for the periods indicated.

                                                                                                  The Toronto Stock
                                                                                                  -----------------
                             The Alberta Stock Exchange(1)         Montreal Exchange(2)              Exchange(3)
                             --------------------------            -----------------                 -----------
                                High              Low              High             Low           High          Low
                                ----              ---              ----             ---           ----          ---
                                             (Cdn$)                      (Cdn$)                         (Cdn$)
Annual
------
1998.....................       5.40              2.00                -                -             -             -
1999.....................       4.00              2.50             4.00             2.00             -             -
2000.....................          -                 -                -                -          2.50          1.40
2001.....................          -                 -                -                -          2.50           .70
2002.....................          -                 -                -                -          2.00           .50

Quarterly 2000
--------------
First quarter............          -                 -                -                -          2.45          2.00
Second quarter ..........          -                 -                -                -          3.10          1.50
Third quarter............          -                 -                -                -          2.50          1.40
Fourth quarter ..........          -                 -                -                -          1.95          1.40

Quarterly 2001
--------------
First quarter............          -                 -                -                -          1.50           .70
Second quarter...........          -                 -                -                -          1.40           .90
Third quarter............          -                 -                -                -          2.50           .95
Fourth quarter...........          -                 -                -                -          2.25           .87

Quarterly 2002
--------------
First quarter............          -                 -                -                -          1.00           .65
Second quarter...........          -                 -                -                -          2.00           .86
Third quarter............          -                 -                -                -          1.90          1.23
Fourth quarter...........          -                 -                -                -          1.40           .50

Quarterly 2003
--------------
First quarter............          -                 -                -                -           .68           .44

Monthly 2002 / 2003
-------------------
August ..................          -                 -                -                -           .95           .80
September................          -                 -                -                -           .85           .50
October..................          -                 -                -                -           .60           .44
November.................          -                 -                -                -           .68           .45
December.................          -                 -                -                -           .65           .44

                                                                                                  The Toronto Stock
                                                                                                  -----------------
                             The Alberta Stock Exchange(1)         Montreal Exchange(2)              Exchange(3)
                             --------------------------            -----------------                 -----------
                                High              Low              High             Low           High          Low
                                ----              ---              ----             ---           ----          ---
                                             (Cdn$)                      (Cdn$)                         (Cdn$)
Annual
January..................        -                 -                 -               -            .50           .44

(1)      We delisted from The Alberta Stock Exchange on February 19, 1999.

(2) Trading on the Montreal Exchange began on October 19, 1998. We delisted from the Montreal Exchange on December 3, 1999.

(3)      Trading on The Toronto Stock Exchange began on December 6, 1999.

B.       PLAN OF DISTRIBUTION

              Not Applicable.

C.       MARKETS

         The common shares are not traded on any United States stock exchange or on the Nasdaq National Market.

D.       SELLING SHAREHOLDERS

              Not Applicable.

E.       DILUTION

              Not Applicable.

F.       EXPENSES OF THE ISSUE

              Not Applicable.

ITEM 10: ADDITIONAL INFORMATION

A.       SHARE CAPITAL

                  Not Applicable.

B.       ARTICLES OF INCORPORATION

                  PURPOSES

                  Our objectives and purposes are not described in our Articles of Incorporation or our Bylaws ("Bylaw"). We are governed by the Business Corporations Act (Alberta), (the "Act"). Under the Act we are not required to define or state our objectives and purposes, rather, we are granted an unrestricted right to carry on business.

                  CONFLICTS

                  Under the Act, a director or officer who is a party to a material contract or proposed material contract, or who has a material interest in any person who is a party to a material contract or proposed material contract must disclose in writing, or request to have the nature and extent of his interest entered into the minutes of a meeting of our Board of Directors. Such a director must not vote on any resolution to approve the contract unless the contract is:

                  (a) an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate in which he has an interest, for the benefit of the Company or an affiliate of the Company;

                  (b) a contract relating primarily to his remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company;

                  (c)      a contract for indemnity or insurance under the Act;
                           or

                  (d)      a contract with an affiliate of the Company.

                  These rules would allow the full board to vote on compensation of directors generally, but would require a director to abstain on a vote relating to compensation unique to him.

                  QUORUM

                  Pursuant to our Bylaws, the quorum for the transaction of business at any meeting of our Board of Directors must consist of two directors or such greater or lesser number of directors as our board determines.

                  REMUNERATION

                  As disclosed under "Compensation", our directors are paid nominal remuneration for their services as determined by our Board of Directors. Our directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending board meetings or any committee thereof.

                  BORROWING POWERS

                  Pursuant to our Bylaws, our banking business, including the borrowing of money and the giving of security therefor, is transacted with banks, trust companies, other bodies corporate, and organizations authorized by our Board of Directors. Furthermore, our banking business is transacted under agreements and with institutions and delegations of power as our Board of Directors prescribes and authorizes. Pursuant to the Act, our directors may without the authorization of our shareholders, borrow money on the credit of the Company, issue, re-issue, sell or pledge debt obligations of the Company, give a guarantee on behalf of the Company, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the property of the Company, owned or substantially acquired, to secure any obligation of the Company. Our directors may also, by resolution, delegate the borrowing powers referred to above to one of our directors, a committee of directors or one of our officers.

                  DIRECTORS' QUALIFICATIONS

                  Pursuant to the Act, our directors must be at least 18 years of age and are not required to hold shares issued by the Company. Our directors are not subject to any age restrictions in respect of retirement or non-retirement.

COMMON SHARES

                  We have one class of an unlimited number of common shares. Holders of common shares are entitled to receive notice of all shareholders' meetings (other than meetings of a class or series of shares other than the common shares), to one vote per share at meetings of shareholders, to receive such dividends as are declared in respect of the common shares and to receive any remaining property and assets upon our liquidation, dissolution or winding-up, subject to the rights of any shares having priority.

                  The common shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common shares. All outstanding common shares are fully paid and non-assessable.

                  According to the Act, we may not declare or pay a dividend if there are reasonable grounds for believing that:

                  (a) before or after the payment of the dividend we would be unable to pay our liabilities as they become due; and

                  (b) the realizable value of our assets would be less than our liabilities plus our stated capital. We cannot predict what the realizable value of our assets or the amount of our liabilities will be in the future.

PREFERRED SHARES

                  We have one class of an unlimited number of Preferred Shares, issuable in series, each series consisting of the number of shares and having the designation, rights (including voting rights), privileges, restrictions, and conditions fixed by our Board of Directors upon the creation of each series. The Preferred Shares of each series, with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding-up, rank on a parity with the Preferred Shares of every other series and are entitled to preference over the common shares and over any other shares ranking junior to the Preferred Shares with respect to such matters. The Preferred Shares of any series may also be given such other preferences, not inconsistent with our Articles, over the common shares and over any other shares ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares. No Preferred Shares are issued and outstanding and we do not, at present, have any agreements or understandings that would result in the issuance of any Preferred Shares. The first series of Preferred Shares (the "Series 1 Preferred Shares") was created and issued in 1992, but has since been fully redeemed and the series has been cancelled.

SENIOR REDEEMABLE PREFERRED SHARES, SERIES 2

                  The second series of Preferred Shares is limited in number to 5,000 shares, which have been designated as Redeemable Preferred Shares. These shares were issued for a very special limited purpose and have all since been redeemed. Because the special purpose for which these shares were created is no longer relevant, it is expected that the shares will not be issued again and the series will be cancelled whenever the Articles are next amended.

THE EXCHANGEABLE PREFERRED SHARES

                  The senior exchangeable preferred shares are limited in number to 30,000 shares. These shares were issued for a very special limited purpose and have all since been redeemed. Because the special purpose for which these shares were created is no longer relevant, it is expected that the shares will not be issued again and the series will be cancelled whenever the Articles are next amended. On January 30, 1998, the Company issued 20,000 Units each consisting of a 13% Senior Exchangeable Preferred Share, having a redemption amount of $1,000 and one warrant to purchase 30 common shares of the Company at a per share price of Cdn$1.98. The preferred shares were mandatorily redeemable on February 1, 2008. The proceeds of $20,000 were allocated $18,188 to the preferred shares and $1,812 to the warrants. The difference between the redemption value of the preferred shares and the assigned value was being amortized on a straight-line basis over 10 years.

                  During fiscal 2001, the Company exchanged its 13% Senior Exchangeable Preferred Shares for 13% Subordinated Notes due in 2008 (see also note 8(b)). This exchange of preferred shares for subordinated notes was accounted for as a debt modification and recorded at the 13% Senior Exchangeable Preferred Shares book value of $27,871.

AMENDMENT OF ARTICLES

                  Under the Act, our directors, or shareholders who are entitled to vote at our annual meeting of shareholders, may make a proposal to amend our Articles of Incorporation. A resolution to amend our Articles of

Incorporation must be passed by a majority of not less than two-thirds of the votes cast by our shareholders who vote in respect of the resolution. In certain cases, where they are affected differently from other shareholders, a class or series of shares will be entitled to a separate vote on a proposal to amend our Articles.

ANNUAL MEETING

                  Our directors must call an annual meeting of shareholders no later than 15 months after our last preceding annual meeting of shareholders, and may at any time call a special meeting of shareholders. A notice of the time and place of a meeting of shareholders must be sent not less than 21 days and not more than 50 days before the meeting and must be sent to each shareholder who is entitled to vote, to each director and to our auditor. All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditors report, fixing the number of directors for the following year, election of directors and re-appointment of the incumbent auditor is deemed to be special business. A notice of a meeting of shareholders at which special business is to be transacted must state the nature of that business in sufficient detail to allow our shareholders to form a reasonable judgment on that business and the text of any special resolution to be submitted to the meeting.

SHAREHOLDER OWNERSHIP DISCLOSURE

                  Our Bylaws do not contain provisions that govern an ownership threshold above which our shareholder ownership must be disclosed. However, pursuant to applicable Canadian securities legislation, a person or company that becomes an "insider" must file a report with the applicable securities commissions disclosing any direct or indirect beneficial ownership or control or direction over our securities. An "insider" includes all of our directors and senior officers, every director or senior officer of a company that is itself an insider of our Company, all our subsidiaries, any person or company that, beneficially owns, directly or indirectly, voting securities of our Company, exercises control or direction over our voting securities, or beneficially owns, directly or indirectly, certain voting securities of our Company and exercises control or direction over certain other voting securities of our Company that carry more than 10% of the voting rights attached to all of our voting securities, excluding voting securities held by a person or company as underwriter in the course of a distribution. Canadian securities legislation also provides that a person or company that acquires beneficial ownership of, or the power to exercise control or direction over, voting or equity securities of our Company, or securities convertible into voting or equity securities or our Company, that together with that person's or company's other securities of that class would constitute 10% or more of the outstanding securities of that class, must promptly issue and file a press release and within two business days file a report. In certain circumstances, a person or company that has filed a report is required to issue subsequent press releases and file subsequent reports each time their ownership or control of securities of our Company changes.

CAPITAL CHANGES

                  Our Articles of Incorporation and other constituent documents do not contain provisions that govern changes in our capital that are more stringent than those required by Canadian securities laws.

C.       MATERIAL CONTRACTS

                  On October 3, 2001, IUSI and our subsidiary International Utility Structures (Luxembourg) S.A.R.L. entered into a Share Purchase Agreement with Crossco (63) Limited, for the sale and purchase of Stainton Metal Company Limited in exchange for consideration of approximately $13.3 million.

                  On May 23, 2002, IUSI entered into a settlement agreement with the purchase of the Union Metal Group with respect to the entitlement to the funds escrowed following the sale of the Union Metal Group. Pursuant to the agreement, $4 million of the escrowed funds were returned to the purchaser of the Union Metal Group and $2 million plus accrued interest was returned to IUSI.

                  On January 30, 2003, after obtaining the consents of holders of a majority of the aggregate principal amount outstanding of each of the Senior Subordinated and Subordinated Notes to certain amendments to the indentures pursuant to which such Notes were issued, the Company's subsidiary, IUS France SAS, entered into a five (5) year term loan agreement with a bank in France. The initial advance was funded in the amount of EUR 4.0 million, which was used to partially repay an inter-company loan granted by IUSI in connection with the Petitjean acquisition. The funds were used to pay the February 1, 2003 interest payment on the Notes and for working capital purposes. Subject to satisfaction of certain conditions precedent, the agreement contemplates a further advance of EUR 7.0 million to be used for inter-company loan repayment and working capital purposes.

D.       EXCHANGE CONTROLS

                  Except for the Investment Canada Act (Canada), and Canadian withholding taxes described below, there are no limitations on the right of non-residents of Canada or foreign owners to hold or vote our common shares or any of our other securities imposed by Canadian or provincial laws or any of our constating documents and there are no Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital or affect the remittance of dividends, interest or other payments to holders of any of our securities who are not residents of Canada.

E.       TAXATION

         CANADIAN TAXATION

                  The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder of common shares who, for the purposes of the Income Tax Act (Canada) (the "Act") at all relevant times, is a non-resident of Canada, deals at arm's length with the Company and holds the common shares as capital property (other than capital property used in carrying on a business in Canada). This summary does not address the special tax consequences which may apply to a holder of common shares who is an insurer carrying on an insurance business in Canada and elsewhere for the purposes of the Act.

                  This summary is based on the current provisions of the Act and the regulations thereunder and the Canada-U.S. Income Tax Convention (the "Treaty"), counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency, and all specific proposals to amend the Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

                  This summary is of a general nature only, and does not constitute legal or tax advice to any particular holder of common shares and no representation is made with respect to the tax consequences to any particular holder. Consequently, holders of common shares should consult their own tax advisors with respect to their particular circumstances.

                  A capital gain realized by a holder on a disposition or deemed disposition of a common share will not be subject to tax under the Act unless such common share constitutes taxable Canadian property (within the meaning of the Act) at the time of the disposition or deemed disposition. In general, a common share will not be taxable Canadian property unless the common shares are not listed on a prescribed stock exchange (which includes The Toronto Stock Exchange) or at any time within the five-year period immediately preceding the disposition the holder, persons with whom the holder did not deal at arm's length, or the holder together with such persons owned or had an interest in or the right to acquire more than 25% of any class or series of the Company's shares.

                  If a common share is taxable Canadian property to a holder who is a resident of the United States for the purposes of the Treaty, any capital gain realized on a disposition or deemed disposition thereof will generally be exempt from tax under the Act by virtue of the Treaty if the value of the common shares at the time of the disposition or deemed disposition is not derived principally from real property (as defined by the Treaty) situated in Canada. The Company is of the view that the value of its shares is not currently derived principally from real property situated in Canada; however, the determination as to whether Canadian tax would be applicable must be made at the time of the disposition or deemed disposition.

                  Any dividend paid or credited or deemed paid or credited on the common shares will be subject to Canadian withholding tax, which is imposed under the Act at the rate of 25% but will be generally reduced to 15% in the case of a dividend paid or credited to a holder who for purposes of the Treaty is a resident of the U.S. and is the beneficial owner of the dividend. The reduced rate under the Treaty will not apply if the owner of the dividend carries on business in Canada through a permanent establishment or fixed base in Canada and the common shares are effectively connected with that permanent establishment or fixed base.

F.       DIVIDENDS AND PAYING AGENTS

                  Not applicable.

G.       STATEMENTS BY EXPERTS

                  Not applicable.

H.       DOCUMENTS ON DISPLAY

                  We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, to the extent required of Canadian companies, will file periodic reports and other information with the Commission. All such reports and information may be read and copied at the public reference facilities listed above. We intend to give our shareholders annual reports containing audited financial statements and a report thereon from our independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information. Our financial statements are not prepared according to United States generally accepted accounting principles but our reports filed with the Commission will contain a reconciliation between United States and Canadian generally accepted accounting principles.

                  Statements made in this annual report about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

                  You can obtain a copy of the exhibits hereto and other information about us at the public reference facilities maintained by the Commission in Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located in New York, New York and Chicago, Illinois. You may obtain information about the operation of the public reference rooms by calling the Commission at (800) 732-0330.

                  We will also provide our shareholders with proxy statements prepared according to Canadian law. As a Canadian company, we are exempt from the Exchange Act rules about the provision and content of proxy statements and about short-swing profit reporting and liability.

I.       SUBSIDIARY INFORMATION

                  Not applicable.

ITEM 11: QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

                  Generally, IUSI does not engage in hedging activities or utilize other market-risk sensitive instruments. At September 30, 2002, IUSI did not believe that market risk financial instruments would have a material affect on future operations or cash flows nor did it view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if IUSI priced products in one currency while material costs and expenses were denominated in a different currency. IUSI does not believe it is subject to any material currency exchange risk as it typically matches the currency of operating expenses with the currency of our revenues. However, from time to time IUSI enters into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract. At September 30, 2001, IUSI had not entered into any material foreign exchange contracts.

                  In addition, IUSI does have long term currency exchange risk as its European operations have significant assets and liabilities denominated in Euros that generate revenues and incur expenses in these two currencies. These assets and liabilities being restated into US dollars result in the foreign currency translation adjustment that appears on IUSI's balance sheet.

                  At the date of acquisition of Petitjean in January of 1998, $1.00 equated to 6.1 French Francs. Effective as at September 30, 2002 the rate used for preparation of the financial statements was $1.00 equated to 1.02 Euros (French Franc 6.69). This significant strengthening of the Euro/French Franc to the US dollar primarily explains the large foreign currency translation adjustment on the balance sheet in the financial statements. This unrealized foreign exchange loss is generally not relevant unless one is planning on divesting a subsidiary. Thus, as the Euro strengthens towards 0.93 Euros per US dollar the translation adjustment will approach zero. There can be no certainty as to future exchange rate fluctuations between the Euro and the U.S. dollar. There are other considerations, such as the exchange rate when additional investments in Petitjean were made including their earnings. The majority of the investment in Petitjean presently in existence was initially made in January 1998 and thus the above generalization is substantially accurate.

                  IUSI also does not believe it is subject to any material interest rate risk as interest on debt obligations is primarily fixed rate instruments. IUSI believes interest rate risk, due to variable interest rates, is not significant.

                  Steel is IUSI's primary raw material. Like most commodities, steel prices rise and fall according to the interaction of supply and demand forces. In many cases, the market price for steel-based products follows that of the raw material from which they are made. The Company also utilizes its buying power to build relationships with its suppliers to ensure that the steel it requires is constantly available at competitive prices. The Company also ensures that it does not rely upon a single supplier for any critical raw material.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                  Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                  Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                  None.

ITEM 15: CONTROLS AND PROCEDURES

                  The Company's principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) on February 12, 2003, have concluded that, as of such date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Corporation and its consolidated subsidiaries would be made known to them by others within those entities.

                  There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the date of their evaluation, nor where there any significant deficiencies or material weaknesses in the Company's internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16: RESERVED

PART III

ITEM 17: FINANCIAL STATEMENTS

                  Consolidated financial statements.

ITEM 18: FINANCIAL STATEMENTS

                  Consolidated Financial Statements
                  (Expressed in thousands of United States dollars)

                  INTERNATIONAL UTILITY STRUCTURES INC.

                  Years ended September 30, 2002, 2001 and 2000

AUDITORS' REPORT

To the Board of Directors
International Utility Structures Inc.

We have audited the consolidated balance sheets of International Utility Structures Inc. as at September 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (SIGNED)

Chartered Accountants

Vancouver, Canada
November 29, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the Board of Directors dated November 29, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP (SIGNED)
Chartered Accountants

Vancouver, Canada
November 29, 2002

INTERNATIONAL UTILITY STRUCTURES INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

September 30, 2002 and 2001

--------------------------------------------------------------------------------------------------------------
                                                                                 2002                 2001
--------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                               $      5,207         $      4,552
     Cash in escrow (note 3)                                                        2,137                  653
     Accounts receivable (notes 4 and 15(b))                                       16,755               28,079
     Inventories (note 5)                                                          20,334               22,593
     Prepaid expenses and other                                                     2,810                2,731
--------------------------------------------------------------------------------------------------------------
                                                                                   47,243               58,608
Property, plant and equipment (note 6)                                             37,515               42,913
Cash in escrow (note 3)                                                                 -                6,352
Deferred financing costs                                                            2,069                3,750
Other assets                                                                          422                  626
--------------------------------------------------------------------------------------------------------------
                                                                             $     87,249         $    112,249
--------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Deficiency

Current liabilities:
     Operating loans (note 7)                                                $      4,825         $      8,755
     Accounts payable and accrued liabilities                                      26,232               33,205
     Current portion of long-term debt (note 8)                                       237                  197
--------------------------------------------------------------------------------------------------------------
                                                                                   31,294               42,157
Long-term debt (note 8)                                                            66,009               66,825
Other long-term liabilities (note 14(c))                                            2,127                2,405
Future income taxes (note 13)                                                       1,588                2,191
--------------------------------------------------------------------------------------------------------------
                                                                                  101,018              113,578

Shareholders' deficiency:
     Common shares (note 10)                                                       18,367               18,617
     Warrants (note 10(c))                                                          1,612                1,612
     Cumulative foreign currency translation adjustment                            (3,352)              (6,631)
     Deficit                                                                      (30,396)             (14,927)
--------------------------------------------------------------------------------------------------------------
                                                                                  (13,769)              (1,329)
--------------------------------------------------------------------------------------------------------------
                                                                             $     87,249         $    112,249
--------------------------------------------------------------------------------------------------------------

Future operations (note 1)
Commitments and contingencies (note 14)

See accompanying notes to consolidated financial statements.

INTERNATIONAL UTILITY STRUCTURES INC.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts)

Years ended September 30, 2002, 2001 and 2000

--------------------------------------------------------------------------------------------------------------
                                                                   2002              2001             2000
--------------------------------------------------------------------------------------------------------------
Sales, net of commission and transportation                    $     78,228      $     88,365     $    153,902

Less:
     Cost of sales                                                   53,511            60,335          108,497
     Selling and administrative expenses                             19,698            18,000           24,833
     Plant operating costs                                            8,202             8,021           12,338
     Depreciation and amortization                                    6,186             6,671            7,672
--------------------------------------------------------------------------------------------------------------
                                                                     87,597            93,027          153,340
--------------------------------------------------------------------------------------------------------------
                                                                     (9,369)           (4,662)             562

Other expense (income):
     Interest expense                                                 8,443             8,682            9,917
     Dividends on redeemable preferred
       shares (note 9)                                                    -             1,457            4,089
     Amortization of deferred financing costs                         1,681             2,024              694
     Other income (note 16)                                          (3,629)          (10,535)         (35,873)
--------------------------------------------------------------------------------------------------------------
                                                                      6,495             1,628          (21,173)
--------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                                 (15,864)           (6,290)          21,735

Income taxes (note 13):
     Current                                                            229             1,178            1,697
     Future                                                            (624)             (889)            (136)
--------------------------------------------------------------------------------------------------------------
                                                                       (395)              289            1,561
--------------------------------------------------------------------------------------------------------------

Net earnings (loss) for the year                                    (15,469)           (6,579)          20,174

Deficit, beginning of year                                          (14,927)           (8,348)         (28,522)
--------------------------------------------------------------------------------------------------------------

Deficit, end of year                                           $    (30,396)     $    (14,927)    $     (8,348)
--------------------------------------------------------------------------------------------------------------

Earnings (loss) per share for the year (note 11):
     Basic                                                     $      (1.31)     $      (0.55)    $       1.62
     Diluted                                                          (1.31)            (0.55)            1.62

---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

INTERNATIONAL UTILITY STRUCTURES INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended September 30, 2002 and 2001

--------------------------------------------------------------------------------------------------------------
                                                                   2002              2001             2000
--------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Net cash from (used in) operations (note 17)                   $    (13,149)     $     (6,312)    $    (13,148)

Investments:
     Cash in escrow (note 3)                                          4,868               (61)          (7,066)
     Purchase of property, plant and equipment                       (2,754)           (6,077)          (8,046)
     Proceeds on sale of Stainton Metal
       Company Limited, net of cash sold of $1,184                   10,798                 -                -
     Proceeds on sale of Union Metal Group,
       net of cash sold of $726                                           -                 -           59,486
     Other                                                            3,056             1,054             (502)
--------------------------------------------------------------------------------------------------------------
                                                                     15,968            (5,084)          43,872

Financing:
     Repurchase of 10.75% Senior Subordinated Notes                    (602)          (28,060)          (1,500)
     Repayment of long-term debt                                       (205)              (62)               -
     Repayment of debt assumed                                            -                 -             (160)
     Loan to trustee for the purchase of
       common shares pursuant to second
       ancillary stock option plan (note 10(d)(iii))                   (250)             (373)               -
     Repayment (increase) of operating loans                         (1,107)           (2,001)           5,004
     Deferred financing costs incurred                                    -            (1,421)               -
     Redemption of preferred shares, Series 2                             -              (169)            (331)
--------------------------------------------------------------------------------------------------------------
                                                                     (2,164)          (32,086)           3,013
--------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                        655           (43,482)          33,737

Cash and cash equivalents, beginning of year                          4,552            48,034           14,297
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                         $      5,207      $      4,552     $     48,034
--------------------------------------------------------------------------------------------------------------

Non-cash financing:

During the year ended September 30, 2001 the Company issued additional 13%
Senior Exchangeable Preferred Shares pursuant to the payment of dividends on 13%
Senior Exchangeable Preferred Shares of $1,771. In addition, during the year ended September 30, 2001, the Company exchanged 13% Senior Exchangeable
Preferred Shares for 13% Subordinated Notes.

--------------------------------------------------------------------------------------------------------------

Supplementary information:
     Interest                                                  $      7,774      $      6,816     $      9,953
     Taxes                                                              268             1,612            2,032

--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

1.       FUTURE OPERATIONS:

         The Company and its wholly owned subsidiaries are engaged in the manufacture and sale of metal overhead lighting, powerline and telecommunications support structures throughout the world.

         These financial statements have been prepared on the going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At September 30, 2002, the Company has a deficiency in assets of $13,769 (2001 - $1,329), has experienced a loss for the year of $15,469 (2001 - $6,579) and has generated negative cash flow from operations of $13,149 (2001 - $6,312). The application of the going concern concept is dependent on the Company's ability to generate future profitable operations and to obtain additional financing to meet commitments as they come due. Management is of the opinion that sufficient working capital will be obtained from operations and/or external financing to meet the Company's liabilities and commitments as they become payable. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2.       SIGNIFICANT ACCOUNTING POLICIES:

         The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and, except where otherwise indicated, are presented in US dollars. Material differences in amounts and disclosures from the generally accepted accounting principles in Canada applied in the basic consolidated financial statements to accounting principles generally accepted in the United States are set out in note 18.

         The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas where management is required to make near term estimates is in the assessment of underlying value and depreciation periods of property, plant and equipment. Actual amounts could differ from those estimates.

         The following significant accounting policies have been applied in the preparation of these consolidated financial statements.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         (a)      Principles of consolidation:

                  These financial statements consolidate the accounts of the Company and its subsidiaries all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

         (b)      Cash equivalents:

                  Cash equivalents are comprised of highly liquid investments having original terms to maturity of three months or less when acquired.

         (c)      Inventories:

                  Inventories of finished goods and work-in-process, which include direct production materials and labour, are valued at the lower of cost, determined on a weighted average basis, and net realizable value.

                  Inventories of materials and supplies are valued at the lower of average cost and replacement cost.

         (d)      Property, plant and equipment:

                  Property, plant and equipment are carried at cost.

                  The rates of depreciation applied to depreciate the cost less estimated salvage values of plant and equipment over their estimated useful lives are as follows:

-----------------------------------------------------------------------------------------------------
            Asset                                        Basis                              Rate
-----------------------------------------------------------------------------------------------------
Buildings                                            Straight-line                           2% - 10%
Machinery and equipment                              Straight-line                         8% - 33.3%
Furniture and office equipment                       Straight-line                        10% - 33.3%
Leasehold improvements                               Straight-line                   Duration of lease

------------------------------------------------------------------------------------------------------

                  The Company monitors the recoverability of property, plant and equipment based on factors such as future utilization, business climate and the future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when the Company determines that the carrying amount of the asset will not be recoverable. At this time, the carrying amount is written down to the undiscounted future cash flows. To September 30, 2002, the Company has not recorded any such impairment losses.

         (e)      Deferred financing costs:

                  Deferred financing costs consist of legal and other fees, relating to the financing of the Company's indebtedness. These costs are being amortized over the term of the related debt.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         (f)      Revenue recognition:

                  Revenue is recognized pursuant to contractual arrangements when title passes to the purchaser and there is reasonable certainty as to the collectibility of the proceeds.

         (g)      Income taxes:

                  The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

                  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

         (h)      Foreign currency:

                  The functional currency of the Company's North American operations is the US dollar, which is also the Company's reporting currency. Monetary items denominated in Canadian dollars are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

                  The functional currency of the Company's operations outside of North America is considered to be the local currency. Balance sheet items initially measured in foreign currencies are translated into US dollars using the period end exchange rate. Income statement transactions are translated into US dollars using average exchange rates for the reporting period. Adjustments from translating foreign operations into the US dollar are included in the cumulative foreign currency translation adjustment component of shareholders' equity.

         (i)      Stock options:

                  The Company has a stock-based compensation plan and two ancillary stock option plans both of which are described in note 10(d). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         (j)      Earnings per share:

                  Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to calculate the dilutive effect of options and warrants. Under the treasury stock method, the number of net additional shares to be issued pursuant to options and warrants is calculated by assuming that dilutive outstanding stock options and warrants are exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.

         (k)      Comparative figures:

                  Certain of the prior year's comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.       BUSINESS DIVESTITURES:

         (a)      Union Metal Group:

                  On August 7, 2000 the Company sold its interests in the "Union Metal Group".

                  Pursuant to terms of the sale agreement, the Company was required to deposit $6,000 of the net proceeds with an escrow agent in a general account and $1,000 for a specific environmental liability which has been accrued in the accounts of the Company at September 30, 2000. These general funds were to be used for future claims arising from the sale.

                  On July 13, 2001, the purchaser of the Union Metal Group notified the escrow agent of certain disputed items in connection with the parties' entitlements to the escrow funds and on May 23, 2002, the Company reached a settlement with the purchaser under which $4,000 of the escrow fund was repaid to the purchaser and $2,000 plus $449 of interest was released to the Company. The $4,000 payment together with $413 of legal and miscellaneous costs incurred to settle the claim was charged to income (note 16).

         (b)      Stainton Metal:

                  On October 3, 2001, the Company sold its interest in Stainton Metal Company Limited, a wholly owned subsidiary located in the United Kingdom. The sale resulted in a gain after deducting the costs of disposition, of $7,378.

4.       ACCOUNTS RECEIVABLE:

         Included in accounts receivable are two interest-free loans to officers and directors of the Company totaling $194 (2001 - $145) to purchase shares of the Company. The loans are secured by the shares and are repayable on demand.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

5.       INVENTORIES:

---------------------------------------------------------------------------------------------------------
                                                                             2002                2001
---------------------------------------------------------------------------------------------------------
Materials and supplies                                                   $     8,700         $      7,355
Work-in-process                                                                3,760                7,987
Finished goods                                                                 7,874                7,251
---------------------------------------------------------------------------------------------------------

                                                                         $    20,334         $     22,593
---------------------------------------------------------------------------------------------------------

6.       PROPERTY, PLANT AND EQUIPMENT:

---------------------------------------------------------------------------------------------------------
                                                                         ACCUMULATED           NET BOOK
2002                                                    COST            DEPRECIATION             VALUE
---------------------------------------------------------------------------------------------------------
Land                                               $       2,702         $        -          $      2,702
Buildings                                                 11,488              3,521                 7,967
Machinery and equipment                                   48,418             22,104                26,314
Furniture and office equipment                             2,800              2,268                   532
---------------------------------------------------------------------------------------------------------

                                                   $      65,408         $   27,893          $     37,515
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                         ACCUMULATED           NET BOOK
2001                                                    COST            DEPRECIATION             VALUE
---------------------------------------------------------------------------------------------------------
Land                                               $       3,218         $        -          $      3,218
Buildings                                                 11,754              3,579                 8,175
Machinery and equipment                                   51,097             20,678                30,419
Furniture and office equipment                             2,807              1,802                 1,005
Leasehold improvements                                       164                 68                    96
---------------------------------------------------------------------------------------------------------

                                                   $      69,040         $   26,127          $     42,913
---------------------------------------------------------------------------------------------------------

7.       OPERATING LOANS:

         Operating loans are unsecured, bear interest at average rates of 4.9% per annum (2001 - 4.8%) and are repayable on demand. The operating loans are drawn under demand lines of credit aggregating $5,784
         (2001 - $21,200) based on exchange rates in effect at year end.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

8.       LONG-TERM DEBT:

----------------------------------------------------------------------------------------------------------
                                                                             2002                2001
----------------------------------------------------------------------------------------------------------
10.75% Senior Subordinated Notes (a)                                     $   34,525          $     35,525
13% Subordinated Notes (b)                                                   28,173                27,991
Other (c)                                                                     3,548                 3,506
----------------------------------------------------------------------------------------------------------
                                                                             66,246                67,022
Current portion of long-term debt                                               237                   197
----------------------------------------------------------------------------------------------------------

                                                                         $   66,009          $     66,825
----------------------------------------------------------------------------------------------------------

         (a)      10.75% Senior Subordinated Notes:

                  On January 30, 1998, the Company issued 10.75% Senior Subordinated Notes (the "Notes") due 2008 for aggregate proceeds of $75,000. Interest on the Notes is payable semi-annually. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2003 at specified redemption prices. During fiscal 2002, the Company repurchased $1,000 (2001 - $37,475; 2000 - $2,000)
                  face amount of the Notes in the open market at a cost of approximately $602 (2001 - $28,060; 2000 - $1,500), resulting in a gain of $398 (2001 - $9,415; 2000 - $500) which has been included in other income (note 16).

                  Upon the sales of the Union Metal Group and Stainton Metal Group, the Note Indenture governing the 10.75% Senior Subordinated Notes due 2008 required the Company to, within 360 days of the closing of such sales, invest the net proceeds in assets related to the business and, to the extent not done, to make an offer to purchase Notes at par in an amount equal to 25% of the aggregate principal amount of the Notes. On the 5th anniversary of the original issuance of the Notes (January 30, 2003), the Company is required to make a second offer to purchase Notes at par in an amount equal to the aggregate amount of the net proceeds of the sales in excess of the assets purchased during the 360 days following the closing of the sales and the original offer to purchase Notes at par.

                  The Notes are unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes are effectively subordinated to all existing and future indebtedness and all other liabilities, including trade payables of the Company's subsidiaries.

                  The Notes have certain covenants which include limiting the Company's ability to incur certain types of new debt if, after giving effect to the incurrence of such debt, the ratio of consolidated cash flow to fixed charges as defined is less than 2.0:1.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

8.       LONG-TERM DEBT (CONTINUED):

         (b)      13% Subordinated notes:

                  During fiscal 2001, the Company exchanged its 13% Senior Exchangeable preferred shares for 13% Subordinated Notes due in 2008 (see also note 9(b)(ii)). This exchange of preferred shares for subordinated notes took place at face value. For accounting purposes, the exchange was accounted for as a debt modification and the difference between the redemption value of the subordinated notes, being $20,000 plus accrued dividends in kind of $9,139, and the book value upon exchange, being $27,871, is being amortized on a straight-line basis over the remaining term of the subordinated notes as an adjustment to interest expense. These Notes are unsecured debt obligations and are subordinate to the 10.75% Senior Subordinated Notes.

         (c)      Other:

                  Included in other long-term debt are two capital lease obligations for buildings in the Company's European subsidiaries. The obligations are denominated in Euro, bear interest at rates ranging from 7.90% to 9.65%. Total payments, including principal and interest, to be paid over the remainder of the leases are Euro 3,298. Annual payments in each of the next five years are included in the table below.

                  The Company had previously entered into an interest rate swap which remains in place and that fixed the interest rate on Euro 2,287 ($2,237) of debt at 7.9% until June 30, 2011.

         (d)      Repayments:

                  Payments of principal on long-term debt required during the next five years:

-----------------------------------------------------------------------------
2003                                                              $      237
2004                                                                     263
2005                                                                     294
2006                                                                     328
2007                                                                     367
-----------------------------------------------------------------------------

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

9.       REDEEMABLE PREFERRED SHARES:

         (a)      Authorized:

                  The Company is authorized to issue:

                  (i)      an unlimited number of preferred shares in series;
                           and

                  (ii)     30,000 Senior Exchangeable Preferred Shares.

         (b)      Issued:

                  (i)      Redeemable Preferred Shares, Series 2:

                           The Company is authorized to issue 5,000 shares designated as fixed, cumulative Redeemable Preferred Shares, Series 2, with preferential dividends at an annual rate of 6% of the subscription price. During fiscal 2001, 250 shares were redeemed for cash, and no shares are outstanding at September 30, 2002 (2001
                           - nil; 2000 - $250).

                  (ii)     13% Senior Exchangeable Preferred Shares:

------------------------------------------------------------------------------------------------
                                                                     Number
                                                                   Of Shares            Amount
------------------------------------------------------------------------------------------------
Balance as at September 30, 1999                                     24,142           $   22,632

Dividends in kind                                                     3,226                3,226
Accretion of redemption value                                             -                  181
------------------------------------------------------------------------------------------------

Balance as at September 30, 2000                                     27,368               26,039

Dividends in kind                                                     1,771                1,771
Accretion of redemption value                                             -                   61
Exchanged for 13% Subordinated Notes (note 7(b))                    (29,139)             (27,871)
------------------------------------------------------------------------------------------------

Balance as at September 30, 2001 and 2002                                 -           $        -
------------------------------------------------------------------------------------------------

                           On January 30, 1998, the Company issued 20,000 Units each consisting of a 13% (in addition the Company was responsible for the payment of a 15% withholding tax to the Canadian government) Senior Exchangeable Preferred Share, having a redemption amount of $1,000 and one warrant to purchase 30 common shares of the Company at a per share price of $1.98 Canadian. The preferred shares were mandatorily redeemable on February 1, 2008. The proceeds of $20,000 were allocated $18,188 to the preferred shares and $1,812 to the warrants. The difference between the redemption value of the preferred shares and the assigned value was being amortized on a straight-line basis over 10 years.

                           During fiscal 2001, the Company exchanged its 13% Senior Exchangeable Preferred Shares for 13% Subordinated Notes due in 2008 (see also note 8(b)). This exchange of preferred shares for subordinated notes was accounted for as a debt modification and recorded at the 13% Senior Exchangeable Preferred Shares book value of $27,871.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

10.      COMMON SHARES:

         (a)      Authorized:

                  Unlimited common shares, without par value

         (b)      Issued:

-----------------------------------------------------------------------------------------------------------
                                                                     Ancillary       Number
                                                          Issued       Plans       Of Shares       Amount
-----------------------------------------------------------------------------------------------------------
Balance, September 30, 1999 and 2000                  12,446,802             -    12,446,802     $   18,990
Common shares repurchased pursuant
   to ancillary stock option plan (note 10(d)(ii))             -      (500,000)     (500,000)          (374)
Common shares issued pursuant to stock option
   exercise under ancillary stock option plan
   (note 10(d)(ii))                                            -         1,100         1,100              1
-----------------------------------------------------------------------------------------------------------

Balance, September 30, 2001                           12,446,802      (498,900)   11,947,902         18,617

Common shares repurchased pursuant to
   second ancillary stock option plan
   (note 10(d)(iii))                                           -      (554,400)     (554,400)          (250)
-----------------------------------------------------------------------------------------------------------

Balance, September 30, 2002                           12,446,802    (1,053,300)   11,393,502     $   18,367
-----------------------------------------------------------------------------------------------------------

         (c)      Warrants:

                  In January 1998, the Company granted warrants to purchase, in aggregate, 600,000 common shares at $1.98 Canadian per common share. These warrants were not exercisable prior to February 1, 1999 and will expire on February 1, 2003 (see also note 9(b)(ii)). At September 30, 2002 these warrants remain unexercised.

         (d)      Stock options:

                  (i)      Stock-based compensation plan:

                           In November 1995, the Company implemented a stock option plan for directors, officers and key employees. Stock options are granted at exercise prices based on the market price of the Company's common shares at the date of grant. Stock options vest and become exercisable as to 20% per annum for a five year period commencing with the year of grant. Stock options expire 10 years from the date of grant.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

10.      COMMON SHARES (CONTINUED):

         (d)      Stock options (continued):

                  (i)      Stock-based compensation plan (continued):

                           The Company is authorized to issue 1,344,500 shares under the stock option plan and has outstanding stock options as follows:

------------------------------------------------------------------------------------------------------
                                               Weighted                Weighted               Weighted
                                                Average                 Average                Average
                                                 Price                   Price                  Price
                                      2002      (CDN$)        2001      (CDN$)       2000      (CDN$)
------------------------------------------------------------------------------------------------------
Outstanding, beginning of year     1,309,500    $ 3.88     1,319,500    $ 3.87    1,269,500    $ 3.99
Granted                                    -         -             -         -       80,000      1.60
Cancelled or expired                 (40,000)     2.69       (10,000)     3.05      (30,000)     3.05
------------------------------------------------------------------------------------------------------

Outstanding, end of year           1,269,500    $ 3.92     1,309,500    $ 3.88    1,319,500    $ 3.87
------------------------------------------------------------------------------------------------------

Exercisable, end of year           1,241,500    $ 3.97     1,193,500    $ 4.01    1,062,700    $ 4.06
------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                             Stock Options Outstanding                Stock Options Exercisable
                                September 30, 2002                        September 30, 2002
                      -----------------------------------------      ---------------------------
                                     Weighted         Weighted                         Weighted
                                     Average          Average                          Average
Range of                            Remaining         Exercise                         Exercise
Exercise Prices      Number     Contractual Life       Price              Number         Price
-------------------------------------------------------------------------------------------------
$1.60                 70,000          7.81 years       $ 1.60              42,000       $ 1.60
$3.05 to $3.45       260,000          5.41               3.08             260,000         3.08
$4.25 to $4.50       939,500          3.50               4.32             939,500         4.32
-------------------------------------------------------------------------------------------------

                   1,269,500          4.13 years       $ 3.92           1,241,500       $ 3.97
-------------------------------------------------------------------------------------------------

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

10.      COMMON SHARES (CONTINUED):

         (d)      Stock options (continued):

                  (ii)     Ancillary stock option plan:

                           During fiscal 2001, the Company implemented an ancillary stock option plan ("Ancillary Plan") for directors, officers, consultants and key employees.

                           Under a trust indenture dated November 29, 2000, the Company advanced by way of loan $575 Canadian to the trustee of the Ancillary Plan and the trustee applied these loan proceeds to the purchase of 500,000 common shares of the Company. At the direction of the Company, the trustee grants to eligible participants an option to purchase common shares of the Company at an exercise price of $1.15 Canadian per common share and for a term not to exceed 10 years from the date of grant. Upon exercise of the options, the participant is obligated to deliver payment to the trustee who then executes the transfer of applicable common shares from the trust. In addition, the trustee remits to the Company the proceeds received upon exercise of the shares as a partial repayment of the original loan.

                           In no circumstances shall the trustee have any liability for such remaining outstanding balance of the amounts advanced or for any amount of deficiency over and above the value the Company is able to realize from the sale of the shares held under the Ancillary Plan. Accordingly, the outstanding loan advance and corresponding common shares in the Ancillary Plan have been recorded as a reduction in issued common shares of the Company.

                           The Company is authorized to issue 500,000 shares under the stock option plan and has outstanding stock options as follows:

------------------------------------------------------------------------------------------------
                                                       Weighted                         Weighted
                                                        average                          average
                                                         price                            price
                                           2002         (CDN$)             2001         (CDN$)
------------------------------------------------------------------------------------------------
Outstanding, beginning of year           296,900        $ 1.15                 -         $    -
Granted                                  222,400          1.15           298,000           1.15
Exercised                                      -             -            (1,100)          1.15
Cancelled or expired                     (65,400)         1.15                 -              -
------------------------------------------------------------------------------------------------

Outstanding, end of year                 453,900        $ 1.15           296,900         $ 1,15
------------------------------------------------------------------------------------------------

Exercisable, end of year                 151,780        $ 1.15            74,500         $ 1.15
------------------------------------------------------------------------------------------------

As at September 30, 2002, the weighted average remaining contractual life of the options outstanding is 8.75 years (2001 - 9.32 years).

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

10.      COMMON SHARES (CONTINUED):

         (d)      Stock options (continued):

                  (iii)    Second ancillary stock option plan:

                           During fiscal 2002, the Company implemented a second ancillary stock option plan ("Second Ancillary Plan") for directors, officers, consultants and key employees.

                           Under a trust indenture dated May 31, 2002, the Company advanced by way of loan $250 to the trustee of the Second Ancillary Plan and the trustee applied these loan proceeds to the purchase of 554,400 common shares of the Company. At the direction of the Company, the trustee grants to eligible participants an option to purchase common shares of the Company at an exercise price of $0.72 Canadian per common share and for a term not to exceed 10 years from the date of grant. Upon exercise of the options, the participant is obligated to deliver payment to the trustee who then executes the transfer of applicable common shares from the trust. In addition, the trustee remits to the Company the proceeds received upon exercise of the shares as a partial repayment of the original loan. In no circumstances shall the trustee have any liability for such remaining outstanding balance of the amounts advanced or for any amount of deficiency over and above the value the Company is able to realize from the sale of the shares held under the Second Ancillary Plan.

                           Accordingly, the outstanding loan advance and corresponding common shares in the Second Ancillary Plan have been recorded as a reduction in issued common shares of the Company.

                           During the year ended September 30, 2002, no options were granted under the Second Ancillary Plan. At September 30, 2002, the plan holds 554,400 common shares towards settlement of existing and future stock option grants.

11.      EARNINGS (LOSS) PER SHARE:
                           Basic earnings (loss) per share of $(1.31) (2001 - $(0.55); 2000 - $1.62) has been calculated using the weighted average number of common shares outstanding during the period, which consists of 11,780,779 common shares for the year ended September 30, 2002 (2001 - 12,029,913; 2000 - 12,466,802). The weighted average number of common shares outstanding for the years ended December 31, 2002 and 2001 is less than the issued number of common shares due to the numbers of shares held by the trustee for issuance under the ancillary plans.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

12.      SEGMENTED INFORMATION:

         The Company operates in a single operating segment. The Company's net sales by geographic area of customer are as follows:

---------------------------------------------------------------------------------------------------
                                                      2002              2001               2000
---------------------------------------------------------------------------------------------------
United States                                      $   16,350        $   17,232         $    57,252
France                                                 24,172            34,370              33,858
Other countries                                        37,706            36,763              62,792
---------------------------------------------------------------------------------------------------

                                                   $   78,228        $   88,365         $   153,902
---------------------------------------------------------------------------------------------------

         The location of the Company's property, plant and equipment by geographic area are as follows:

---------------------------------------------------------------------------------------------------
                                                                        2002               2001
---------------------------------------------------------------------------------------------------
United States                                                        $    7,597         $     9,711
France                                                                   29,431              30,133
Europe, excluding France                                                    487               3,069
---------------------------------------------------------------------------------------------------

                                                                     $   37,515         $    42,913
---------------------------------------------------------------------------------------------------

13.      INCOME TAXES:
         (a)      Provision for income taxes:

                  The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

--------------------------------------------------------------------------------------------------
                                                      2002              2001               2000
--------------------------------------------------------------------------------------------------
Statutory rate                                           39.9%             42.9%              44.6%

Computed tax expense (recovery)                    $   (6,330)       $   (2,700)        $    9,694
Increase (decrease) in tax expense
     resulting from:
     Loss carry forwards benefit not recorded
       in the financial statements                      6,466             3,379              4,410
     Non-deductible expenses                            1,610                 -                  -
     Non-deductible dividends                               -               625              1,824
     Non-taxable capital gain                          (2,652)           (2,019)                 -
     Tax on exchangeable preferred share
       dividends                                            -               419                976
     Effect of foreign income taxed at lower
       tax rates                                          614               585            (15,343)
     Other                                               (103)                -                  -
--------------------------------------------------------------------------------------------------

Provision for income taxes                         $     (395)       $      289         $    1,561
--------------------------------------------------------------------------------------------------

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

13.      INCOME TAXES (CONTINUED):

         (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at September 30, 2002 are presented below:

--------------------------------------------------------------------------------------------------
                                                                        2002               2001
--------------------------------------------------------------------------------------------------
Future tax assets:
     Loss carry forwards                                             $   17,136         $   13,428
     Other                                                                  856                921
--------------------------------------------------------------------------------------------------

Gross future tax assets                                                  17,992             14,349
Valuation allowance                                                     (16,614)           (13,155)
--------------------------------------------------------------------------------------------------

Net future tax assets                                                     1,378              1,194

Future tax liabilities:
     Property, plant and equipment                                       (2,055)            (3,074)
     Deferred financing costs                                              (911)              (311)
--------------------------------------------------------------------------------------------------

Net future tax liabilities                                           $   (1,588)        $   (2,191)
--------------------------------------------------------------------------------------------------

         (c) At September 30, 2002, the Company has non-capital losses of approximately $50,000 (2001 - $30,000) available for deduction against future years taxable income. These losses expire between 2003 and 2022. The potential benefit of the above losses has not been recognized in the financial statements as there is uncertainty as to their realizability due either to the extent of income required to be earned in the applicable jurisdiction exceeds that which management considers to be more likely than not or the lack of future tax liabilities to offset these benefits against.

14.      COMMITMENTS AND CONTINGENCIES:

         (a) The minimum future annual commitments in respect of plant and offices leases, and operating leases on machinery and equipment are as follows:

-------------------------------------------------------------------------------
2003                                                               $     1,097
2004                                                                     1,025
2005                                                                       933
2006                                                                       877
2007                                                                       493
Thereafter                                                               2,197
-------------------------------------------------------------------------------

                  Rental expense for the current year was $944 (2001 - $1,021; 2000 - $668).

         (b) The Company and its subsidiaries are involved in several lawsuits arising out of the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

14.      COMMITMENTS AND CONTINGENCIES (CONTINUED):

         (c) The Company has an unfunded pension obligation relating to its employees in France. At September 30, 2002, the estimated present value of the obligation was $2,024 (2001 - $1,663).

         (d) The Company expects to incur costs in future periods to comply with changing environmental regulations at one of its plants, however, no amount has been recorded in these consolidated financial statements as the amount is not determinable.

15.      FINANCIAL INSTRUMENTS:

         (a)      Fair values:

                  Financial instruments of the Company are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes payable, interest rate swaps and forward exchange contracts. The fair values of the notes payable is estimated not to exceed $25,000. The fair values of all other financial instruments are estimated to not be materially different from their carrying values either due to their ability for liquidation or settlement in the near term.

         (b)      Factoring Agreements:

                  At September 30, 2002 the Company had entered into a factoring agreement selling approximately Euro 7,549 ($7,406) of its accounts receivable on a non-recourse basis. These transactions have been accounted for as a sale of financial assets.

16.      OTHER INCOME:

         Included in other income (expense) are:

--------------------------------------------------------------------------------------------------
                                                      2002              2001               2000
--------------------------------------------------------------------------------------------------
Interest and other income                          $      266        $    1,120         $      972

Gain on repurchase of 10.75% Senior
  Subordinated Notes (note 8(a))                          398             9,415                500

Gain on sale of Stainton Metal Company
  Limited (note 3(b))                                   7,378                 -                  -

Sale of Union Metal Group (note 3(a))                  (4,413)                -             34,401
--------------------------------------------------------------------------------------------------

Other income                                       $    3,629        $   10,535         $   35,873
--------------------------------------------------------------------------------------------------

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

17.      RECONCILIATION OF NET EARNINGS (LOSS) TO NET CASH FROM (USED IN)
         OPERATIONS:

         The computation of net cash from (used in) operations is as follows:

--------------------------------------------------------------------------------------------------
                                                      2002              2001               2000
--------------------------------------------------------------------------------------------------
Net earnings (loss)                                $  (15,469)       $   (6,579)        $   20,174
Adjustments to reconcile net loss to net cash
  provided by operating activities:
    Depreciation and amortization                       6,186             6,671              7,672
    Amortization of deferred financing costs            1,681             2,024                694
    Dividends settled by shares                             -             1,771              3,226
    Accretion of preferred shares to redemption
      value                                                 -                61                181
    Accretion of 13% Subordinated Note to
      redemption value                                    182                 -                  -
    Gain on repurchase of 10.75% Senior
      Subordinated Notes                                 (398)           (9,415)              (500)
    Gain on sale of Stainton Metal Company
      Limited                                          (7,378)                -                  -
    Gain on sale of Union Metal Group                       -                 -            (34,401)
    Other                                                 (74)             (891)            (1,877)
    Accounts receivable                                 8,965            (2,231)            (3,375)
    Inventories                                           912            (1,195)            (2,217)
    Prepaid expenses and other                           (220)           (1,156)                 1
    Accounts payable and accrued liabilities           (6,973)            5,517             (2,590)
    Future income taxes                                  (563)             (889)              (136)
--------------------------------------------------------------------------------------------------

Net cash used in operations                        $  (13,149)       $   (6,312)        $  (13,148)
--------------------------------------------------------------------------------------------------

18.      UNITED STATES ACCOUNTING PRINCIPLES:

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A summary of material adjustments to United States generally accepted accounting principles ("US GAAP") are as follows:

         (a)      Deferred product development costs:

                  In accordance with Canadian GAAP, in years prior to fiscal 2001, the Company had capitalized development costs meeting specified criteria and amortizes such costs over a five year period. Under US GAAP, all such development costs must be expensed as incurred.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

18.      UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED):

         (b)      Sales:

                  As allowed by Canadian GAAP, the Company has disclosed sales net of sales commissions and transportation costs. Under US GAAP, the following amounts would have been included in cost of sales and sales would have been reported gross of these amounts:

--------------------------------------------------------------------------------------------------
                                                      2002              2001               2000
--------------------------------------------------------------------------------------------------

Commissions netted against sales under
   Canadian GAAP                                   $    1,380        $    1,267         $    2,838
Transportation costs netted against sales
   under Canadian GAAP                                  6,694             7,402             11,915
--------------------------------------------------------------------------------------------------

                                                   $    8,074        $    8,669         $   14,753
--------------------------------------------------------------------------------------------------

         (c)      Dividends on redeemable preferred shares:

                  In accordance with Canadian GAAP, dividends incurred on redeemable preferred shares classified as a liability are accounted for as an expense and deducted in the determination of net income (loss). Under US GAAP, such dividends are excluded from the determination of income and accounted for as a direct charge against equity.

         (d)      Accounts receivable:

                  Under Canadian GAAP, accounts receivable from officers and directors to purchase shares of the Company have been included in accounts receivable. Under US GAAP, such amounts, aggregating $194 (2001 - $145), would be deducted in the determination of shareholders' deficiency.

         (e)      Derivation investments:

                  As described in note 8(c), the Company has entered into an interest rate swap to fix the interest rate of Euro 2,287 of debt. For Canadian GAAP purposes, the swap has been accounted for as a hedge of the underlying debt agreement. For US GAAP purposes, as the Company has not complied with the formal documentation requirements, the instrument would be marked-to-market with changes in fair value recorded in earnings. As at September 30, 2002 and 2001, there is no material fair value adjustment required for this swap.

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

18.      UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED):

         (f)      Asset retirement obligations:

                  During the year ended September 30, 2002, the Company adopted for US GAAP reporting purposes Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lives assets and the associated asset retirement costs. SFAS 143 requires recognition in the Company's consolidated financial statements of the fair value of contractual retirement obligations associated with assets having determinable settlement dates. The Company has production assets as described in note 6, which have potential environmental restoration and reclamation obligations as described in note 14(d). As at September 30, 2002 and for the year then ended, no provision has been included in the US GAAP reconciliation in these consolidated financial statements for asset settlement obligations as the settlement dates are indeterminate.

         (g)      Application of US GAAP:

                  The effect of the above items on net earnings (loss), total assets, and shareholders' equity is as follows:

--------------------------------------------------------------------------------------------------------------
                                                       Notes        2002              2001            2000
--------------------------------------------------------------------------------------------------------------
Net earnings (loss) in accordance
  with Canadian GAAP                                            $   (15,469)      $    (6,579)     $    20,174
Deferred product development costs                      (a)               -               119              454
Preferred share dividends                               (c)               -             1,457            4,089
Income taxes, net                                                         -                 -            1,868
--------------------------------------------------------------------------------------------------------------

Net earnings (loss) in accordance with US GAAP                      (15,469)           (5,003)          26,585
Preferred share dividends                               (c)               -            (1,457)          (4,089)
--------------------------------------------------------------------------------------------------------------

Net earnings (loss) available to common shareholders            $   (15,469)      $    (6,460)     $    22,496
--------------------------------------------------------------------------------------------------------------

INTERNATIONAL UTILITY STRUCTURES INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except per share amounts and number of shares)

Years ended September 30, 2002, 2001 and 2000

18.      UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED):

         (g)      Application of US GAAP (continued):

---------------------------------------------------------------------------------------------------------------
                                                    2002                 2001                 2000
---------------------------------------------------------------------------------------------------------------
Net earnings (loss) per share, US GAAP:
     Basic                                     $      (1.31)        $     (0.54)         $      1.80
     Diluted                                          (1.31)              (0.54)                1.80

---------------------------------------------------------------------------------------------------------------

                  Statement of Other Comprehensive Income:

---------------------------------------------------------------------------------------------------------------
                                                             2002                  2001                2000
---------------------------------------------------------------------------------------------------------------
Net earnings (loss) in accordance
  with US GAAP                                           $   (15,469)         $     (5,003)        $     26,585

Other comprehensive income (loss):
     Foreign currency translation adjustment                   3,279                 1,043               (6,544)
---------------------------------------------------------------------------------------------------------------

Comprehensive earnings (loss)                            $   (12,190)         $     (3,960)        $     20,041
---------------------------------------------------------------------------------------------------------------

Total assets, in accordance with
   Canadian GAAP                                         $    87,249          $    112,249         $    152,205
Deferred product development costs                (a)              -                     -                 (119)
Share purchase loans                              (d)           (194)                 (145)                   -
---------------------------------------------------------------------------------------------------------------

Total assets, in accordance with
   US GAAP                                               $    87,055          $    112,104         $    152,086
---------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficiency),
   in accordance with Canadian GAAP                      $   (13,769)         $     (1,329)        $      4,580
Deferred product development costs                (a)              -                     -                 (119)
Share purchase loans                              (d)           (194)                 (145)                   -
---------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficiency),
   in accordance with US GAAP                            $   (13,963)         $     (1,474)        $      4,461
---------------------------------------------------------------------------------------------------------------

ITEM 19: EXHIBITS

1.1 Certificate of Incorporation and Articles of Amendment of Registrant (incorporated by reference to the exhibit to the Registrant's Registration Statement on Form F-4 (File No. 333-8696), filed with the Commission on April 28, 1998)

1.2 By-laws of Registrant (incorporated by reference to the exhibit to the Registrant's Registration Statement on Form F-4 (File No. 333-8696), filed with the Commission on April 28, 1998)

2.1 Form of Share Certificate (incorporated by reference to the exhibit to the Registrant's Registration Statement on Form F-1 (file No. 333-9680))

4.1 Amended and Restated Employment Agreement dated October 1, 1999, between the Company and Robert G.J. Jack (incorporated by reference to Exhibit 4.10 to the Registrant's Form 20-F for the year ended September 30, 2000 filed with the Commission on February 21, 2001)

4.2 Employment Agreement dated October 1, 1999 between the Company and Gerald A. Diener (incorporated by reference to Exhibit 2.10.1 to the Registrant's Form 20-F for the year ended September 30, 1999 filed with the Commission on March 7, 2000)

4.3 Consulting Agreement dated October 1, 2000 between the Company and Edward R. Pitts (incorporated by reference to the exhibit to the Registrant's Registration Statement on Form F-1 (file No. 333-9680)

4.4 Share Purchase Agreement dated October 3, 2001 between the Company, International Utility Structures (Luxembourg)S.A.R.L. and Crossco (63) Limited (incorporated by reference to Exhibit 4.9 to the Registrant's Form 20-F for the year ended September 30, 2001 filed with the Commission on February 15, 2002)

4.5 Amendment Agreement dated April 1, 2002 between 669673 Alberta Ltd. and the Registrant amending Demand Promissory Note dated February 26, 1998. Amendment Agreement dated April 1, 2002 between Robert G.J. Jack and the Registrant amending Demand Promissory Note dated February 26, 1998

4.6 Demand Pomissory Note dated April 4, 2002 executed by Gerald A. Diener in favor of the Registrant

4.7 Escrow Settlement Agreement and Mutual Release dated May 23, 2002 between the Company, Metaltec Holding Corp., and Goldner, Hawn, Johnson and Morrison Incorporated

4.8 English Language Summary of the Credit Facility dated January 31, 2003 between IUS France S.A.S. and BNP Paribus

8        Subsidiaries of Registrant

                                   SIGNATURES

International Utility Structures Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 14, 2003                By:  /s/ ROBERT G.J. JACK
                                      ------------------------------------------
                                      Name:    Robert G.J. Jack
                                      Title:   President and Chief
                                               Executive Officer

February 14, 2003                By:  /s/ GERALD A. DIENER
                                      ------------------------------------------
                                      Name:    Gerald A. Diener
                                      Title:   Vice President, Finance and Chief
                                               Financial Officer

                                 CERTIFICATIONS

         I, Robert G. J. Jack, President and Chief Executive Officer of International Utility Structures Inc., certify that:

         1. I have reviewed this annual report on Form 20-F of International Utility Structures Inc.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (and persons performing the equivalent function):

                  a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date   February 14, 2003

By     /s/  ROBERT G.J. JACK
       --------------------------------------
       Robert G. J. Jack
       President and Chief Executive Officer

         I, Gerald A. Diener, Vice President, Finance and Chief Financial Officer of International Utility Structures Inc., certify that:

         1. I have reviewed this annual report on Form 20-F of International Utility Structures Inc.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (and persons performing the equivalent function):

                  a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date   February 14, 2003

By     /s/  GERALD A. DIENER
       ---------------------------------------------------
       Gerald A. Diener
       Vice President, Finance and Chief Financial
       Officer

EXHIBIT INDEX

1.1 Certificate of Incorporation and Articles of Amendment of Registrant (incorporated by reference to the exhibit to the Registrant's Registration Statement on Form F-4 (File No. 333-8696), filed with the Commission on April 28, 1998)

1.2 By-laws of Registrant (incorporated by reference to the exhibit to the Registrant's Registration Statement on Form F-4 (File No. 333-8696), filed with the Commission on April 28, 1998)

2.1 Form of Share Certificate (incorporated by reference to the exhibit to the Registrant's Registration Statement on Form F-1 (file No. 333-9680))

4.1 Amended and Restated Employment Agreement dated October 1, 1999, between the Company and Robert G.J. Jack (incorporated by reference to Exhibit 4.10 to the Registrant's Form 20-F for the year ended September 30, 2000 filed with the Commission on February 21, 2001)

4.2 Employment Agreement dated October 1, 1999 between the Company and Gerald A. Diener (incorporated by reference to Exhibit 2.10.1 to the Registrant's Form 20-F for the year ended September 30, 1999 filed with the Commission on March 7, 2000)

4.3 Consulting Agreement dated October 1, 2000 between the Company and Edward R. Pitts (incorporated by reference to the exhibit to the Registrant's Registration Statement on Form F-1 (file No. 333-9680)

4.4 Share Purchase Agreement dated October 3, 2001 between the Company, International Utility Structures (Luxembourg)S.A.R.L. and Crossco (63) Limited (incorporated by reference to Exhibit 4.9 to the Registrant's Form 20-F for the year ended September 30, 2001 filed with the Commission on February 15, 2002)

4.5 Amendment Agreement dated April 1, 2002 between 669673 Alberta Ltd. and the Registrant amending Demand Promissory Note dated February 26, 1998. Amendment Agreement dated April 1, 2002 between Robert G.J. Jack and the Registrant amending Demand Promissory Note dated February 26, 1998

4.6 Demand Pomissory Note dated April 4, 2002 executed by Gerald A. Diener in favor of the Registrant

4.7 Escrow Settlement Agreement and Mutual Release dated May 23, 2002 between the Company, Metaltec Holding Corp., and Goldner, Hawn, Johnson and Morrison Incorporated

4.8 English Language Summary of the Credit Facility dated January 31, 2003 between IUS France S.A.S. and BNP Paribus

8        Subsidiaries of Registrant